UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s Interim Report(Q2) for the year 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: August 30, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President

Exhibit 99.1

INTERIM REPORT

(From January 1, 2024 to June 30, 2024)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2024 to June 30, 2024)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop
President and Representative Director
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Kim, Seung-Jun
Kim, Seung-Jun
Head of Finance.IR team, Executive Vice President
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

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I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

Attachment: Independent auditors’ review reports on consolidated financial statements

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I. OVERVIEW

1. Company Overview

POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows :

Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;	(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;

(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;	(5) To engage in technology research and commissioned services;

(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;

(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

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2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical Spin-off (Beginning of 2022)	After the vertical Spin-off (As of the date of submission)
Name	POSCO	POSCO HOLDINGS INC.
Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Summary of consolidated subsidiaries

(Number of companies)

	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2024	Increase	Decrease	June 30, 2024
Listed	6	—	—	6	6
Unlisted	185	2	1	186	84
Total	191	2	1	192	90

*	The number of consolidated companies above does not include POSCO HOLDINGS
*	Among listed corporations, there is one overseas corporation
(5 domestic corporations and 1 overseas corporation).
*	Newly included : POSCO CNGR Nickel Solution, POSCO CVC Scale-Up Fund
*	Excluded subsidiaries : POSCO INTERNATIONAL POWER (PNGLAE) LTD.

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won
March 18, 2022	Ordinary	—	Representative Director Chon, Jung-Son	—
		—	Inside Director Chung, Chang-Hwa	—
		Inside Director Yoo, Byeong-Og	—	—
		—	—	Representative Director Kim, Hag-Dong
		—	—	Inside Director Jeong, Tak
		Non-standing Director Kim, Hag-Dong	—	—
		—	Outside Director Pahk, Heui-Jae	—
		Outside Director Yoo, Jin-Nyong*	—	—
		Outside Director Sohn, Sung-Kyu*	—	—
		—	—	Outside Director Kim, Shin-Bae
		—	—	Outside Director Chung, Moon-Ki

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 17, 2023	Ordinary	—	Inside Director Yoo, Byeong-Og	—
		Representative Director Jeong, Ki-Seop	—	—
		Inside Director, Kim, Ji-Yong	—	—
		—	—	Representative Director Chon, Jung-Son
		—	—	Inside Director Chung, Chang-Hwa
		Outside Director, Kim, Joon-Gi	—	—
		—	—	Outside Director Chang, Seung-Wha
		—	Non-standing Director Kim, Hag-Dong	—
Representative Director, Chang, In-Hwa
Representative Director, Choi, Jeong-Woo
March 21, 2024	Ordinary		Representative Director Jeong, Ki-Seop
Inside Director, Kim, Jun-Hyung
Inside Director, Kim, Ki-Soo
Inside Director, Kim, Ji-Yong
Inside Director Yoo, Byeong-Og
Outside Director Yoo, Young-Sook
Outside Director Kwon, Tae-Kyun
Outside Director Park, Sung-Wook**
Outside Director Kim, Sung-Jin
Outside Director Pahk, Heui-Jae***

*	Outside director Yoo Jin-Nyoung and outside director Sohn, Sung-Kyu were newly appointed as members of the Audit Committee at the general shareholders’ meeting on March 18, 2022
**	Outside director Park, Sung-Wook has been appointed as an outside director to become a member of the Audit Committee.
***	Outside director Park Heui-Jae voluntarily resigned from the general shareholders’ meeting on March 21, 2024.

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(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

(a) From SK Telecom to National Pension Service

(b) Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

(As of June 30, 2024)

Major Shareholder	Share type	Dec 31, 2023		June 30, 2024
		Number of Shares owned	Percentage of ownership (%)	Number of Shares owned	Percentage of ownership (%)
National Pension Service	Common stock	5,393,999	6.38	5,810,320	6.87

*	The percentage of ownership is based on the total number of issued shares, and there is no ownership of shares by related parties.

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2) September 2019 : Handover of business right of LNG terminal to POSCO ENERGY

(3) September 2019 : Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off

(4) January 2022 : Handover of logistic related business to POSCO Terminal

(5) March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO Holdings Inc.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

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3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

	(Unit : Share, KRW/Share, In millions of KRW)
Type	Details	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
Common Stock	Total number of issued shares	84,571,230	84,571,230	84,571,230
	Par value	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Others	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 12, 2022, the total number of shares issued by the company decreased from 87,186,835 to 84,571,230, with no change in capital.

Changes after the reporting date (June 30, 2024) of the disclosure

Due to the decision to cancel treasury shares by the resolution of the board of directors on July 12, 2024, the total number of shares issued by the company decreased from 84,571,230 to 82,624,377 without any change in capital. For more detailed information, please refer to the disclosures filed on July 12, 2024 (Cancellation of Treasury Shares) and August 1, 2024 (Cancellation of Treasury Shares).

4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2024)
Authorized Shares	Issued Shares
200,000,000	84,571,230

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share
Changes after the reporting date (June 30, 2024) of the disclosure

Due to the decision to cancel treasury shares by the resolution of the board of directors on July 12, 2024, the total number of shares issued by the company decreased from 84,571,230 to 82,624,377 without any change in capital. For more detailed information, please refer to the disclosures filed on July 12, 2024 (Cancellation of Treasury Shares) and August 1, 2024 (Cancellation of Treasury Shares).

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B. Treasury Stock Acquisition and Disposal

(As of June 30, 2024)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	Remark
Direct	Common Stock	5,379,149	—	—	—	5,379,149	—
Trust Contract		3,315,874	—	—	—	3,315,874	—

Total		8,695,023	—	—	—	8,695,023	—

*

Aforementioned number of treasury stocks includes 3,247,373 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository..

Changes after the reporting date (June 30, 2024) of the disclosure

1. On July 12, 2024, the board of directors resolved to acquire 255,428 treasury shares. For more detailed information, please refer to the disclosure (Decision on Acquisition of Treasury Stock) filed on July 12, 2024, and the ‘Result of Treasury Stock Acquisition’ filed on August 6, 2024 at SEC.

2. On July 12, 2024, the board of directors resolved to cancel 1,691,425 previously acquired treasury shares and 255,428 treasury shares purchased on the stock market, reducing the number of treasury shares from 8,695,023 to 7,003,598. For more detailed information, please refer to the ‘Decision on Stock Cancellation’ disclosed on July 12, 2024, and the ‘Decision on Stock Cancellation (Amendment)’ filed on August 6, 2024 at SEC.

3. On August 9, 2024, the board of directors resolved to pay a cash dividend of 2,500 won per common share for the second quarter, and an additional 43,574 treasury shares subject to exchange bonds were deposited. As of the date of this submission, the number of deposited shares is 3,290,947. For more detailed information, please refer to the ‘Adjustment of Conversion Price, Exercise Price of New Share Subscription Rights, and Exchange Price’ announcement dated August 9, 2024.

5. Voting Rights

	(As of June 30, 2023)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	84,571,230	—
(2) Shares without Voting Rights	8,695,023	Treasury stock
(3) Shares with Voting Rights	75,876,207	—

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Changes after the reporting date (June 30, 2024) of the disclosure

As a result of the resolution by the Board of Directors to cancel treasury shares on July 12, 2024, the total number of issued shares of the company decreased from 84,571,230 to 82,624,377, the number of treasury shares decreased from 8,695,023 to 7,003,598, and the number of shares with voting rights decreased from 75,876,207 to 75,620,779.

6. Earnings and Dividends

	(In millions of KRW)
	2024.1H	2023	2022
(Consolidated) Profit*	1,070,649	1,698,092	3,144,087
(Separate) Profit	1,133,578	799,578	-467,852
Earnings per Share (Consolidated, KRW)	14,110	22,382	41,456
Cash Dividend Paid	379,381	758,762	910,190
Pay-out Ratio (Consolidated, %)	35.4	44.7	28.9
Dividend per Share (KRW)	5,000	10,000	12,000
Dividend Yield (%)	1.4	2.4	4.1

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
*	Pay-out Ratio is Consolidated (K-IFRS) based

Changes after the record date (June 30, 2023) of the disclosure

On August 9, 2024 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay KRW 2,500/share of cash dividend (Total Cash Dividend Amount KRW189.7 billion) for 2Q 2024.

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(KRW/share, In thousands of shares)

		January 2024	February 2024	March 2024	April 2024	May 2024	June 2024
Common share	Highest Price	488,000	453,000	458,000	418,000	406,500	386,500
	Lowest Price	398,500	427,000	421,000	371,000	369,000	359,500
	Average Price	437,136	439,395	436,500	396,357	392,525	372,316
Trading volume	Daily highest	1,035	1,114	1,057	940	523	515
	Daily lowest	394	321	338	253	193	216
	Monthly	13,442	10,374	10,192	9,698	6,001	6,602

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B. New York Stock Exchange

(USD/ADS*, In thousands of ADS*)

		January 2024	February 2024	March 2024	April 2024	May 2024	June 2024
American Depositary Share (ADS)	Highest Price	91.20	85.09	85.29	76.68	75.09	69.65
	Lowest Price	72.93	78.74	78.42	67.90	67.41	65.31
	Average Price	81.30	81.56	81.69	72.38	72.35	67.54
Trading volume	Daily highest	263	325	120	396	156	201
	Daily lowest	55	34	36	63	36	60
	Monthly	2,795	2,420	1,369	2,819	1,660	1,966

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Infrastructure (Trading segment), Infrastructure (Construction segment), Infrastructure (Logistics and etc. segment), Secondary Battery Materials, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2023. 1H		2023		2022
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	30,893,035	836,429	63,538,698	2,556,779	70,649,647	3,236,220
Infrastructure (Trading)	21,633,537	602,563	42,943,752	1,133,512	49,589,760	872,279
Infrastructure (Construction)	5,208,110	75,551	10,267,503	197,352	8,885,491	293,344
Infrastructure (Logistics and etc.)	2,079,376	90,007	3,945,953	202,010	7,425,508	377,919
Secondary Battery Materials	2,103,105	-21,599	4,821,886	-161,334	3,388,760	143,452
Others	1,115,534	874,973	1,562,214	1,106,332	1,169,536	843,682
Total	63,032,697	2,457,924	127,080,006	5,034,651	141,108,702	5,766,896

*	It is based on aggregated basis including internal transactions among affiliates .
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Infrastructure (Logistics and etc.).
*

The former ‘Green Instrastructure’ segment was renamed as ‘Infrastructure’ and former ‘Green Materials and Energy Segment’ was renamed as ‘Secondary Battery Materials’ followed by internal reorganization in April 2024.

2. Business Status of Segments

A. Steel

There are 83 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

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∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

In June 2024, the cumulative global crude steel production saw a slight increase compared to the same period last year. This was primarily driven by emerging markets like India, despite the prolonged downturn in China’s real estate sector and the delayed recovery of demand industries.

Global Crude Steel Production

	(Millions of Tons, %)
Crude Steel Production	2024. 1H	2023	2022
Global	955	1,850	1,832
Korea	32	67	66
(Ratio)	(3%)	(3.6%)	(3.6%)

Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills). We are continuously considering expanding overseas production capacity, including the joint venture of Hebei Steel and Steel in China in 2023.

The company plans to upgrade its customer and market structure by expanding its high value-added Premium Plus products, while responding to customers’ diverse needs and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 54% of total sales and export sales are around 46%, and by export region, the proportion of Southeast Asia, Japan, Europe and China is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will upgrade ‘eco-friendly future product’ portfolio.

We will proactively respond to the growing demand for eco-friendly products and lead the high value-added market with the best innovative products. In order to contribute to the decarbonization of customers and society, we are expanding our low-carbon product lineup and planning to produce high value-added products that reduce carbon emissions using a newly established electric furnace.

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Third, POSCO implement ‘Intelligent Factory’ through digital transformation. Since 2017, the company has been gradually implementing Smart Factories that optimize, automate, and intelligentize facilities by using innovative digital technologies such as IoT, Big Data, and AI and Digital Twin models. Through deep learning that extracts optimal results by converting major variables that determine the state of the furnace into big data, Pohang Steelworks’ furnace #2 has been turned into an AI furnace.

Lastly, POSCO will realize a safe workplace without accidents and continue to strengthen ESG management. Safety is the highest value and corporate culture pursued by the company, and we are upgrading our safety system so that the company’s safety culture can leap to the highest level in the world. We are promoting the development of smart safety solutions using AI and IoT, and discovering potential risks in the field, strengthening safety activities that comply with standards.

POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has established ESG committee and audit committee to support ESG governance and strengthen its external communication with interested parties.

(2) Market Share

					(Millions of Tons, %)
Category	2024. 1H		2023		2022
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	32	100%	67	100%	66	100%
POSCO	17	53%	36	53%	34	52%
Others	15	47%	31	47%	32	48%

Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market.

The surface-treated steel market is divided into a general-purpose material and a high-end material market, and the general-purpose material market is highly competitive due to technological leveling and the influx of low-priced goods from China. On the other hand, we believe that the high-end material market can not only create high added value but also grow in terms of market size.

Though there are oversupply of domestic and foreign steel products and sluggish demand industries, POSCO Steeleon is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products such as aluminum coated sheets, high corrosion resistance galvanized steel sheets, Print/Lami color steel sheets and etc.

POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers. In addition, POSCO Steeleon is preparing to expand its overseas business by securing a bridgehead in Southeast Asia, where rapid growth is expected through the operation of color steel sheet production line (50,000 tons) and coated steel sheet production line(20,000 ton) in Yangon, Myanmar.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality.

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(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(3) Market Share

						(Tons)
Category	2024. 1H		2023		2022
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	17,240	43.6%	31,984	44.7%	31,245	44.0%
PJ Metal	22,267	56.4%	39,600	55.3%	39,700	56.0%
Total	39,507	100.0%	71,584	100.0%	70,945	100.0%

It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Infrastructure [Trading segment]

There are 39 subsidiaries in trading segment including POSCO International, 26 subsidiaries in construction segment including POSCO E&C and 13 subsidiaries of logistics and etc. segment including POSCO Flow and POSCO DX.

∎ POSCO INTERNATIONAL

(1) Market Share

	(Millions of US Dollars)
Category	2024. 1H	2023. 1H	Growth Rate
All Trading Companies in Korea	334,782	306,999	9.05%
POSCO International Corp.	4,243	4,670	-9.14%

Source: Korea International Trade Association (www.kita.net)

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in two major businesses: trading(trading and steel/food resource related investment) and energy.

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[Global Trading Sector]

-

Steel/Mobility business: As a member of the POSCO Group, POSCO International is striving to expand its business areas and create synergies by collaborating with group companies in various sectors such as steel, construction, secondary battery materials, IT, and more. Last year, POSCO International organized a new working group focusing on eco-friendly business to actively expand into the eco-friendly energy industry, including solar and wind power, as well as the mobility market. In the EV materials area, POSCO International is enhancing its role in securing stable raw material procurement by establishing a supply chain for graphite and other materials.

-

Motor core business: Together with POSCO Mobility Solution which is a subsidiary of POSCO International, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

-

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

-

Ambatovy Nickel Mine Project: POSCO International has been participating in the Ambatovy Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake. In addition, POSCO International is searching for new opportunities in EV battery material business.

-

Myanmar hotel business: POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term stay guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

-

Myanmar Gas Field business : Since its production of the first gas in July 2013, gas fields supplies an average of approximately 500 million standard cubic feet of gas per day. In addition, through the second phase of development undertaken to maintain stable gas production, the addition of seven gas production wells was successfully completed in August 2022. In addition, from February 2021, as part of the third phase of the development project, the construction of the gas boosting platform EPCIC for the production of low-pressure gas in the reservoir was completed in December 2023. In order to maintain the current level of production capacity, POSCO International plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

-

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

-

Onshore gas business in Australia : To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Recognizing the rising gas demand and high gas prices in the east coast of Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

17

-	The by-product gas power plant in Indonesia

The by-product gas power plant facility, which was completed in 2014, is equipped with a capacity of 200 MW. It produces electricity using by-product gas generated by integrated steelworks in Indonesia. It currently generates electricity that can be used by about 600,000 households as of 2024.

-	Onshore wind power generation project

In 2019, POSCO International completed construction of an onshore wind power plant in Jaeun-myeon region of Shinan-gun, Jeonnam. The capacity of the onshore wind power plant is 62.7 MW and it annually reduces 49,000 tons of carbon dioxide.

[New business investment]

In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

B. Infrastructure [Construction segment]

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

The plant market is expected to continue to grow in the Middle East, Latin America, Southeast Asia, and the CIS region, and domestic companies are actively entering overseas markets.

Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. According to the government’s policy to strengthen regional competitiveness, the construction of regional hubs such as Gadeokdo New Airport, Daegu Gyeongbuk New Airport, and Jeju 2nd Airport will begin, and the road network expansion project such as the Seoul Metropolitan Railway (GTX) will continue to connect major metropolitan areas. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch.

Recently, interest rates and construction costs have risen, leading to a sharp decline in new orders and a decrease in existing home transactions. Although government deregulation and interest rate freezes are causing a rebound in transaction prices and volumes, the housing market is significantly influenced by psychological factors. Therefore, it is crucial to closely monitor global key issues and various economic indicators.

Housing market conditions rapidly deteriorated due to sudden interest rate increases, rising construction costs, and a slump in the construction PF market. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

POSCO E&C has the top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, POSCO E&C is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One.

18

POSCO E&C pursues to be developer that undertakes high value-added, self-development projects. Additionally, considering the market trends towards a super-aged society, POSCO E&C intends to expand product portfolio by entering the senior residence business and other senior-related projects.

B. Infrastructure [Logistics and etc. segment]

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39.5 trillion, POSCO DX is expected to take about 3.8% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO DX is planning to support the mass production system of EV battery materials. In addition, POSCO DX will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO DX will actively participate new airport BHS project and contribute to the groups’ advancement of the group’s logistic system.

C. Secondary Battery Materials

Secondary Battery Materials segment include the business related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 17 subsidiaries, including POSCO Future M and POSCO Argentina.

∎ POSCO Future M

POSCO Future M operates mainly 2 businesses: basic material business and energy material business.

[Basic industrial materials business]

-

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. The domestic refractory industry achieved continuous growth until the mid-1990s alongside the development of the heavy chemical industry, leading to increased productivity through facility investments and enabling both quantitative and qualitative growth. However, the industry has been facing unlimited competition due to reduced operational rates caused by excess capacity among global refractory companies and the influx of low-priced Chinese products. Therefore, it is imperative to secure extreme cost competitiveness and develop high value-added products to enhance competitiveness in the global market.

-

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

19

[Energy material business]

In the energy material business, POSCO Future M provides cathode and anode materials which are the main components for secondary cell: cathode, anode, electrolyte and separation membrane.

The secondary battery market for electric vehicles is expected to grow due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle. With the increasing trend in the proportion of electric vehicle (EV) models, the EV penetration rate is expected to rise from 16% in 2023 to approximately 50% by 2030. EV sales reached 14.07 million units in 2023 and are projected to grow to 16.41 million units in 2024 and 40.7 million units by 2030. This indicates that secondary battery businesses would significantly benefit from this growth.

POSCO Group has established full battery material value chain from raw materials business to battery materials and recycling business. As the only domestic producer of graphite-based anode materials, which are considered to have the highest degree of difficulty in achieving independence from Chinese imports, POSCO Future M is expected to expand its sales revenues in working with global automakers and battery producers.

In specific, POSCO Future M established a joint venture (Ulium CAM) with GM in August 2022 to begin construction of high nickel cathode plant in Canada with a production capacity of a 30 thousand ton per year.

It is planned to be completed in the second half of 2024 and to start production in the first half of 2025. For lithium, which is a raw material for anode materials, POSCO HOLDINGS (the largest shareholder of POSCO Future M) plans to establish a 71 thousand tons production system in 2024 through investment in Argentine salt lakes and Australian mines and expand its production capacity to 96 thousand tons by 2026.

In addition, POSCO HOLDINGS plans to establish a 48 thousand ton nickel production system by 2026 by expanding its investment in securing nickel through mining, smelting and recycling.

D. Others

In Others segment, there are 14 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

20

3. Key Products

A. Sales of Key Products (2024.1H)

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	63,950	20.70%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	101,256	32.80%
	Stainless Steel Products	Tableware, pipes, etc.	49,996	16.20%
	Others	Plates, Wire rods, etc.	93,728	30.30%
	Gross Sum		308,930	100.00%
	Deduction of Internal Trade		-112,364

	Sub Total		196,566

Infrastructure	Trading	Steel, Metal	153,716	53.20%
		Chemical, Strategic Item, Energy	32,842	11.40%
		Others	29,777	10.30%
	Construction	Architecture (Domestic)	24,521	8.50%
		Plant (Domestic)	13,230	4.60%
		Civil Engineering (Domestic)	5,296	1.80%
		Others (Domestic)	1,325	0.50%
		Overseas Construction	4,750	1.60%
		Owned Construction	1,201	0.40%
		Others	1,758	0.60%
	Logistics and etc.	Others	20,793	7.20%
	Gross Sum		289,209	100.00%
	Deduction of Internal Trade		-136,615

	Sub Total		152,594

Secondary	Gross Sum		21,031	100.00%
Battery	Deduction of Internal Trade		-4,956

Materials	Sub Total		16,075

Others	Gross Sum		11,157	100.00%
	Deduction of Internal Trade		-10,776

	Sub Total		381

Total Sum			365,616

As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Infrastructure (Logistics and etc. segment).
*

The former ‘Green Instrastructure’ segment was renamed as ‘Infrastructure’ and former ‘Green Materials and Energy Segment’ was renamed as ‘Secondary Battery Materials’ followed by internal reorganization in April 2024.

21

B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Area	Products	2024.1H	2023	2022
Steel	Hot-rolled Product (HR)	949	967	1,105
	Cold-rolled Product (CR)	1,160	1,157	1,293
Infrastructure	Electric Power	161	205	224
Secondary Battery Materials	Refractory	1,000	991	1,022
	Lime	143	147	117

Above price movement trend of steel segment in 2022 is based on the price between March 1 to December 31, 2022, and aggregated price of HR and CR price in 2022 is 1,163 and 1,300 thousand won)

Construction and Logistics and etc. segments of Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Global austerity measures and geopolitical tensions, including instability in the Middle East led to prolonged stagnation in certain demand industries such as construction. As economic uncertainty increased, global steel prices showed a slight downward trend.

[Infrastructure (Trading)]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

-	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

[Secondary Battery Materials]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

22

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

-	Price of refractories is affected by business condition of front industry and raw material cost.

-	Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

-	Raw materials for energy materials are subject to price fluctuations depending on the international supply of mineral resources.

23

4. Major Raw Materials

A. Current Status of Major Raw Materials

						(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	92,673	65.60%	Iron Ore, Coal
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	26,216	18.60%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	22,335	15.80%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	9,219	100.00%	—
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,753	18.60%	—
			Steel Reinforcement	Strengthening Concrete	1,329	14.10%	—
			Cable	Electricity Transfer	94	1.00%	—
			Steel Pile	Foundation of Structure	18	0.20%	—
			Others	Construction of Pipe and Structure etc.	6,220	66.10%	—
	Logistics and etc.	Raw Materials	Others	For other use	5,078	100.00%	—
Secondary Battery Materials		Raw Materials	NCM and etc.	Production of cathode materials	9,082	88.00%	—
			Graphite and etc.	Production of anode materials	324	2.90%	—
			Limestone and etc.	Production of Lime	526	5.40%	—
			Others	Production of refractory	393	3.70%	—

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

24

B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2024.1H	2023	2022
Steel		Iron Ore(per ton)	107	145	143
		Coal(per ton)	275	387	472
		Scrap Iron(per ton)	384	526	605
		Nickel(per ton)	17,502	28,043	33,147
Infrastructure	Trading	LNG (per ton)	1,056	1,428	1,594
	Construction	Ready-mixed Concrete (per m3)	90	85	77
		Steel Pile (per m)	200	165	180
		Steel Reinforcement (per kg)	0.9	0.9	1.0
		Cable (per m)	1.0	0.9	0.9
Secondary Battery Materials		Refractory (per ton)	364	334	479
		Limestone (per ton)	25	24	22

Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

25

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore : In the second quarter of 2024, the price of iron ore fell by 11% quarter-on-quarter to U$101/ton, due to the downturn in the steel market and the market’s growing pessimism about the possibility of a recovery in the steel industry in the near future.

					(In US Dollars/ Tons)
’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q
101	113	117	106	102	118	90	94	126

(2) Coal : Though the supply became stabilized following the end of the rainy season in Australia, a decline in blast furnace operating rates in China, and a reduction in production by Indian steel producers, due to potential changes in infrastructure policies post the general elections (April-May), resulted in weakened demand that the price of coking coal fell by 21% compared to the previous quarter, reaching U$242/ton.

					(In US Dollars/ Tons)
’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q
242	308	334	264	243	344	278	250	446

(3) Scrap : Steel scrap prices fell 4% quarter-on-quarter to U$376/ton in the second quarter of 2024 due to a drop in demand following sluggish construction in major importers in East Asia, including South Korea.

					(In US Dollars/ Tons)
’24.2Q	’24.1Q	’23.4Q	’23.3Q	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q
376	392	385	385	403	438	387	394	531

(4) Nickel : In the second quarter of 2024, the price of nickel increased by 11% compared to the previous quarter, reaching USD 18,415 per ton. This rise was driven by concerns over supply due to sanctions imposed by the UK and the US on Russian nickel transactions in April, and unrest in New Caledonia in May.

					(In US Dollars/lb, US Dollars/Tons)
’24.2Q	’24.1Q	’23.4Q	’23.3Q	’23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q
8.35	7.53	7.83	9.23	10.12	11.79	11.48	10.01	13.13
18,415	16,589	17,247	20,344	22,308	25,983	25,292	22,063	28,940

LME : London Metal Exchange

26

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	Price increase due to changes in the agreed price of the Seoul metropolitan area (From Feb 1, 2024)
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Unit price change due to reduction of raw material (coil) price
	Steel Reinforcement	SD400 10mm	Decrease of the raw materials price (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Increase of the raw materials price

[Materials and Energy]

(1) Criteria for Calculation

- Refractory and lime: Purchase prices including freight costs

(2) Factors of Price Changes

- Refractory material: Changes in sales price in consideration of business conditions and raw material costs in the forward industry, etc

- Raw lime: Determining the selling price in consideration of utility unit price, raw material cost, etc

- Energy materials: Price changes depending on international mineral resources supply and demand

27

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Thousands of Tons)
Business Area	Products	2024.1H	2023	2022
Steel	Crude Steel	20,229	40,680	40,680

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2024.1H	2023	2022
Steel	Galvanized / Color- coated Steel	Pohang	476	960	960
		Myanmar	34	70	70

Total			510	1,030	510

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2024.1H	2023	2022
Raw materials for steel production	Al Deoxidizer.	18,762	39,294	38,058

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

			(Electric Power: MW/year)
Business Area	Products		2024.1H	2023	2022
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Secondary Battery Materials]

∎ POSCO FUTURE M

				(Thousands of Tons)
Business Area	Products	Place of Business	2024.1H	2023	2022
Refractory	Brick and etc.	Pohang	57,962	116,560	116,560
LIME	Quicklime	Pohang	546,000	1,095,000	1,095,000
		Gwangyang	546,000	1,095,000	1,095,000

Total			1,149,962	2,306,560	2,306,560

28

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2024.1H	2023	2022
Crude Steel		18,778	39,941	37,928
Products	Hot-Rolled Steel	4,898	10,660	9,268
	Plate	3,203	6,602	5,857
	Wire Rod	1,119	2,325	1,988
	Pickled-Oiled Steel	1,436	2,780	2,847
	Cold-Rolled Products	3,630	7,133	7,623
	Coated Steel	3,701	7,299	6,708
	Electrical Steel	467	828	1,005
	Stainless Steel	1,559	3,104	3,400
	Others	775	1,795	3,261

	Total	20,787	42,528	41,957

The amount of products is the aggregate amount of POSCO’s production and production of POSCOsubsidiaries, which may include interested parties’ transactions.
The production in 2022 includes POSCO’s production result from January to February before the spin off date (March 1, 2022).

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	20,229	16,661	82.40%
	PT.KRAKATAU POSCO	1,476	1,482	100.40%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	550	394	71.70%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	275	241	87.60%

	Total	22,530	18,778	83.30%

[Infrastructure (Trading)]

Since it is difficult to measure production result and operating rates of Infrastructure (Construction), and Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

				(Gwh)
Business Area	Products	2024.1H	2023	2022
Power Generation	Electric Power	6,243	11,213	11,189
(2) Capacity Utilization Rate				(Hour, %)
Business Area	Products	2024.1H Capacity	2024.1H Production	Utilization Rate
Power Generation	Incheon Power Plant	4,368	3,138	71.84%

29

[Secondary Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

					(Tons)
Business Area	Products	Place of Business	2024.1H	2023	2022
Refractory	Brick and etc.	Pohang	40,046	77,437	81,094
LIME	Quicklime	Pohang	467,291	1,110,594	1,043,109
		Gwangyang	600,833	1,243,040	1,176,611

Total			1,108,170	2,431,071	2,300,814

In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (Current Business Year)

			(Tons,%)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	57,962	40,046	69%
Quicklime Factory (Pohang)	546,000	467,291	86%
Quicklime Factory (Gwangyang)	546,000	600,833	110%

Total	1,149,962	1,108,170	—

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,880,196	50,716	-1,353	—	1,929,559
Infrastructure	Trading	495,571	1,839	-4,355	—	493,055
	Construction	378,849	232	-30,880	—	348,201
	Logistics and etc.	111,058	142	-128	—	111,072
Secondary Battery Materials		234,415	2,237	-560	—	236,092
Others		190,155	1,287	-50	—	191,392

30

[Buildings]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,978,895	227,529	-7,910	-137,150	3,061,364
Infrastructure	Trading	569,770	30,246	-3,025	-11,544	585,447
	Construction	91,841	427	-3,093	-2,017	87,158
	Logistics and etc.	107,521	5,104	-1,373	-4,487	106,765
Secondary Battery Materials		554,815	60,331	-1,794	-11,308	602,044
Others		124,790	37	-3,311	-925	120,591

[Structures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,383,628	526,965	-23,259	-120,008	2,767,326
Infrastructure	Trading	472,112	23,236	-8,479	-14,005	472,864
	Construction	51,855	1,614	—	-3,462	50,007
	Logistics and etc.	102,528	—	-6,238	-4,696	91,594
Secondary Battery Materials		55,637	4,693	-9	-2,072	58,249
Others		15,764	1	-313	-225	15,227

[Machinery and Equipments]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		13,828,139	2,593,045	-743,203	-1,090,088	14,587,893
Infrastructure	Trading	1,212,326	73,934	-40,203	-56,091	1,189,966
	Construction	7,490	604	-255	-1,122	6,717
	Logistics and etc.	275,244	4,444	—	-30,601	249,087
Secondary Battery Materials		1,197,388	457,657	-8,172	-64,290	1,582,583
Others		18,605	23,322	-1	-1,025	40,901

[Vehicles]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		50,878	16,499	-4,135	-11,658	51,584
Infrastructure	Trading	12,126	4,005	-2,269	-1,516	12,346
	Construction	6,112	3,342	-1,832	-1,002	6,620
	Logistics and etc.	1,054	—	-55	-118	881
Secondary Battery Materials		9,361	3,365	-244	-1,888	10,594
Others		64	—	—	-11	53

31

[Tools and Fixtures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		68,552	13,286	-6,265	-12,421	63,152
Infrastructure	Trading	23,813	11,679	-1,265	-7,991	26,236
	Construction	1,415	564	-311	-345	1,323
	Logistics and etc.	4,438	3,190	—	-994	6,634
Secondary Battery Materials		30,615	5,906	-1,101	-5,522	29,898
Others		32	—	—	—	32

[Equipment]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		112,086	22,869	-11,803	-20,892	102,260
Infrastructure	Trading	27,861	5,523	-1,099	-5,608	26,677
	Construction	9,875	3,372	-1,016	-2,028	10,203
	Logistics and etc.	12,561	2,706	-24	-1,005	14,238
Secondary Battery Materials		13,278	9,137	-597	-2,570	19,248
Others		14,226	160	-5	-745	13,636

[Financial Lease Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		247,157	20,503	-27,242	-25,179	215,239
Infrastructure	Trading	384,096	36,414	-13,570	-23,070	383,870
	Construction	37,015	41,772	-25,382	-16,577	36,828
	Logistics and etc.	211,108	48,732	-17,221	-3,482	239,137
Secondary Battery Materials		97,959	14,752	-888	-10,504	101,319
Others		20,970	1,045	-141	-1,495	20,379

32

[Biological Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Infrastructure	Trading	137,331	1,818	—	-4,740	134,409
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Secondary Battery Materials		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,795,425	1,971,948	-2,493,580	-15,263	2,258,530
Infrastructure	Trading	322,944	176,272	-25,544	—	473,672
	Construction	10,961	1,914	-2,069	—	10,806
	Logistics and etc.	126,315	94,816	-14,514	-1,836	204,781
Secondary Battery Materials		3,008,621	1,950,427	-461,106	—	4,497,942
Others		69,407	119,145	—	—	188,552

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	9,088	—
		February 2023 ~ December 2025	G) Establishment of Electric arc furnace	6,420	673	5,747
		February 2020 ~ August 2025	P) Establishment of #6 Coke plant	14,681	12,766	1,915
	Maintenance/ Improvement	October 2020 ~ August 2027	G,P)The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	32,902	13,877	19,025
		August 2021 ~ September 2029	P) Improvement of #2 Hot strip mill furnace	3,084	221	2,863

33

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Infrastructure (Trading / Logistics and etc.)]

					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO International	Expansion/ Establishment	January 2021- ~June 2024	Gwangyang LNG #6 Tank	1,437	1,137	300
NEH	Expansion/ Establishment	May 2022 ~July 2026	Gwangyang LNG terminal	8,668	3,101	5,567

[Secondary Battery Materials]

					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Future M	Expansion/ Establishment	March 2023~January 2025	The 2-1 stage of cathode material factory in Pohang	3,920	1,873	2,047
		March 2020~June 2025	Establishment of new Artificial Graphite Anode material line in Pohang	3,458	2,705	753
		July 2022~February 2025	#2 precursor factory in Gwangyang	3,262	2,514	748
		November 2019~January 2025	The 2-2 stage of Natural Graphite anode material factory in Sejong	2,876	2,775	101
		July 2023~October 2025	The 5th stage of cathode material factory in Gwangyang	6,834	971	5,863
		April 2023~August 2025	The 2nd stage of production line up expansion in #2 cathode material factory	6,148	1,963	4,185
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Expansion/ Establishment	August 2021~June 2025	The 2nd stage of cathode material factory	1,769	1,081	688
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	May 2022~March 2025	The 1st stage of cathode material factory in Canada	9,187	6,681	2,506
POSCO FUTURE MATERIALS CANADA INC.	Expansion/ Establishment	June 2023~May 2027	The 2nd stage of cathode material factory in Canada	10,005	741	9,264
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establishment	April 2021~June 2025	Construction of hard rock lithium commercialization plant	10,977	10,763	214
POSCO ARGENTINA	Expansion/ Establishment	January 2022~June 2025	Brine lithium commercialization plant stage 1 and stage 2	26,273	18,301	7,972
POSCO LITHIUM SOLUTION	Expansion/ Establishment	December 2022~June 2025	Brine lithium commercialization plant stage 2 (downstream)	5,751	1,495	4,256

Ongoing investments over KRW 100 billion as of June 30, 2024 are listed on the table.
In regard to the investment in Gwangyang LNG Tank #6, the final payment is planned to be made after the final acceptance test, and therefore, future investment costs still remain.
Investments in China and Canada are based on the payment of POSCO Future M’s capital.

34

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2024.1H	2023	2022
Domestic	Hot-Rolled Products	28,992	58,730	68,784
	Cold-Rolled Products	27,122	52,754	55,997
	Stainless Steel	14,367	30,313	42,481
	Others	48,517	106,558	110,202
Overseas	Hot-Rolled Products	34,958	75,979	66,871
	Cold-Rolled Products	74,134	142,160	162,588
	Stainless Steel	35,630	76,521	92,279
	Others	45,203	92,373	107,294
Total	Gross Sum	308,930	635,387	706,496
	Internal Transaction	-112,364	-231,454	-261,026

	Total	196,566	403,933	445,470

35

[Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2024.1H	2023	2022
Trading	Domestic Trading	Merchandise	23,144	54,327	65,401
		Product	16,912	39,121	9,825
		Others	733	1,366	647
	Overseas Trading	Merchandise	57,539	121,136	137,635
		Product	1,483	3,375	1,058
		Others	20	48	10
	Trades among the 3 countries		116,504	210,065	281,321
Construction	Domestic Construction	Building	24,521	41,251	35,061
		Plant	13,230	23,371	15,706
		Civil Engineering	5,296	11,658	9,321
		Others	1,325	2,096	1,823
	Overseas		4,750	14,975	15,938
	Own Construction		2,959	9,325	11,006
Logistics and etc.	Others		20,793	42,014	74,256
Total	Gross Sum		289,209	571,572	659,008
	Deduction of Internal Transaction		-136,615	-243,520	-282,787

	Total		152,594	328,052	376,221

[Secondary Battery Materials]

	(In hundred millions of KRW)
Items	2024.1H	2023	2022
Gross Sum	21,031	48,219	33,888
Deduction of Internal Transaction	-4,956	-10,059	-9,370

Total	16,075	38,160	24,518

[Others]

	(In hundred millions of KRW)
Items	2024.1H	2023	2022
Gross Sum	11,157	15,622	11,695
Deduction of Internal Transaction	-10,776	-14,495	-10,402

Total	381	1,127	1,293

Domestic and overseas categorized by the sales area.
Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure part
As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Infrastructure (Logistics and etc. segment).

36

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of June 2024 amounted to KRW 334,320 million, while the transaction gains amounted KRW15,072 million while transaction losses amounted to KRW 2,971 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of June 2024 amounted to KRW 91,544 million.

8. Significant Contracts

[Major management contracts]

○	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2023)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1320 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: August 18, 2023 ~ September 25, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: PT.KP, P-Mexico, P-IJPC, P-MVWPC (4 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on July 31, 2023, and overseas assets are traded by applying the exchange rate on the day of the transaction.

○	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2022)

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1377 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

37

(4) Contract period: November 18, 2022 ~ March 31, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

* The above contract amount is the amount applied to the exchange rate based on November 3, 2022, and overseas assets are traded by applying the exchange rate on the day of the transaction.

○	Sales contract of CSP shares

(1) Contract Counterparty: ArcelorMittal Brazil

(2) Purpose: Improving asset efficiency through the sales of non-core assets with no management right

(3) Contract period: July 28, 2022 (transaction completed on March 10, 2023)

(4) Transaction amount: and payment method

ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

* POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date : September 22, 2020 (Decision on natural resources investment)

38

Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field	June 2024

1) Investment amount: KRW 926,302,200,195

2) Development period: July 1, 2024 ~ June 30, 2027

3) Future Plan : POSCO International plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

-  With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   KOGAS(Korea Gas Corporation): 8.5%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

-  Investment size of USD 667 million, applying the exchange rate of June 25, 2024 (1USD=1,387.50 KRW).

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date : June 27, 2024 (Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : Production and Development of land gas field in eastern Australia

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

-  POSCO International : 50.1%

-  Hancock Energy (Australia) : 49.9%

  POSCO International disclosure date : March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1) Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date) : August 12, 2022

4) Date of General Shareholders Meeting for merger approval : November 4, 2022

4) Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5) Record date of merger : January 1, 2023

6) Scheduled date of merger registration : January 2, 2023

  POSCO International disclosure date : January 2, 2023

[Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : KRW 2,945 million

5) Information : Transfer of all logistics tasks such as arranging logistics and performing related services

39

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Production Technology Office
	POSCO M-TECH	Automation R&D Center
Pohang Steel Business Office
Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO Eco & Challenge	R&D Center
	POSCO A&C	Design Office
	POSCO DX	R&D Center
Secondary Battery Materials	POSCO Future M	R&D Center
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	Group Technology Strategy Team
AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

40

B. R&D Expenses in 2024.1H

						(In millions of KRW)
Category	Business Segment
	1. Steel	2. Infrastructure			3. Secondary Battery Materials	4. Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	13,256	1,977	1,768	4,945	22,376	60,593	104,915
Manufacturing Cost	196,510	226	161	—	38	—	196,935
R&D Cost (Intangible Assets)	19,449	—	—	—	—	1,591	21,040
Total*	229,215	2,203	1,929	4,945	22,414	62,184	322,890
Government Subsidy	—	—	905	—	—	—	905
R&D/Sales Ratio (%)	1.17%	0.02%	0.05%	2.56%	1.39%	163.00%	0.88%

*	Total includes government subsidy.

41

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2024. 1H	2023	2022
	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	47,182,347	46,212,299	47,649,466
Cash and cash equivalents	8,034,419	6,670,879	8,053,108
Other receivables, net	2,185,490	1,947,529	2,112,697
Other short-term financial assets	11,173,254	11,403,166	10,909,920
Trade accounts and notes receivable, net	11,405,229	11,015,303	9,769,553
Inventories	13,485,582	13,825,514	15,472,417
Other current assets	898,373	1,349,908	1,331,771
[Total non-current assets]	58,104,720	54,733,095	50,757,315
Other receivables, net	1,497,305	1,452,445	1,520,331
Other long-term financial assets	2,943,922	2,708,325	2,332,538
Investments in associates and joint ventures	5,272,111	5,020,264	4,996,551
Property, plant and equipment, net	38,146,233	35,206,248	31,781,196
Intangible assets, net	4,695,072	4,714,784	4,838,451
Other non-current assets	5,550,077	5,631,029	5,288,248
Total assets	105,287,067	100,945,394	98,406,781
[Total current liabilities]	23,277,725	21,861,518	23,188,190
[Total non-current liabilities]	20,797,231	19,419,979	16,961,190

42

Total liabilities	44,074,956	41,281,497	40,149,380
[Equity attributable to owners of the controlling company]	55,447,224	54,180,849	52,512,116
Share capital	482,403	482,403	482,403
Capital surplus	1,656,018	1,663,334	1,400,832
Hybrid bonds	—	—	—
Retained earnings	54,570,265	53,857,514	52,965,180
Other equity attributable to owners of the controlling company	-1,261,462	-1,822,402	-2,336,299
[Non-controlling Interests]	5,764,887	5,483,048	5,745,285
Total equity	61,212,111	59,663,897	58,257,401

	From January 1, 2024 to June 30, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	36,561,631	77,127,197	84,750,204
Operating profit	1,335,022	3,531,423	4,850,053
Profit	1,154,035	1,845,850	3,560,484
[Profit attributable to owners of the controlling company]	1,070,649	1,698,092	3,144,087
[Profit attributable to non-controlling interests]	83,386	147,758	416,397
Total comprehensive Income	1,910,087	2,330,891	3,794,358
[Total comprehensive income attributable to owners of the controlling company]	1,677,787	2,131,737	3,380,649
[Total comprehensive income attributable to non-controlling interests]	232,300	199,154	413,709
Earnings per share(KRW)	14,110	22,382	41,456
Number of Consolidated Companies	193	192	181

43

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2024. 1H	2023	2022
	As of June 30, 2024	As of December 31, 2023	As of December 31, 2022
[Total current assets]	4,801,185	4,657,899	4,308,290
Cash and Cash equivalents	888,166	376,914	1,415,201
Trade accounts and notes receivable, net	160,999	238,332	128,991
Other receivables, net	50,983	68,821	40,288
Other short-term financial assets	3,690,310	3,940,743	2,515,375
Inventories	—	—	—
Other current assets	10,727	33,089	208,435
[Total non-current assets]	47,400,701	46,988,299	46,840,829
Other receivables, net	11,569	6,955	209,057
Other long-term financial assets	855,864	1,131,074	1,062,530
Investments in Subsidiaries, associates, and joint ventures	45,882,729	45,321,370	45,187,628
Property, plant and equipment, net	314,328	197,787	145,006
Intangible assets, net	17,946	19,341	15,902
Other non-current assets	318,265	311,772	220,706
Total assets	52,201,886	51,646,198	51,149,119
[Total current liabilities]	1,661,507	1,819,670	118,993
[Total non-current Liabilities]	2,355,693	2,326,663	3,858,263
Total liabilities	4,017,200	4,146,333	3,977,256
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,367,990	1,370,557	1,360,894
[Hybrid bonds]	—	—	—
[Retained earnings]	48,278,005	47,505,885	47,409,675
[Other equity]	-1,943,712	-1,858,980	-2,081,109
Total equity	48,184,686	47,499,865	47,171,863

	From January 1, 2024 to June 30, 2024	From January 1, 2023 to December 31, 2023	From January 1, 2022 to December 31, 2022
Revenue	1,058,598	1,454,079	8,589,819
Operating profit	869,089	1,106,629	1,674,893
Profit	1,133,578	799,578	-467,852
Earnings per share(KRW)	14,940	10,539	-6,185

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

44

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of four inside directors (Chag, In-Hwa, Jeong, Ki-Seop, Kim, Jun-Hyung, Kim,Ki-Soo), and six outside directors (Yoo, Young-Sook, Kwon, Tae-Kyun, Yoo, Jin-Nyong, Sohn, Sung-Kyu, Kim, Joon-Gi, Park, Sung-Wook)

The Board of Directors manages the following six Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

(f) CEO Candidate Pool Management Committee

 Composition of the Special Committees under the BoD and their Functions(as of August 14, 2024)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kwon, Tae-Kyun (Chair) Yoo, Young-Sook Yoo, Jin-Nyoung Kim, Jun-Hyung

[Deliberation Agendas]

1.  Matters related to the operation of the Board of Directors and special committees

A. Agenda development and operation standard setting for the Board of Directors and special committees

B. Prior deliberations on the revision or abolition of the Operational Regulations of the Board of Directors

C. Prior deliberations on the composition and operational methods of special committees under the Board of Directors

2.  ESG-related implementation monitoring and report publication

3.  Deliberation and decision on donations over KRW 100 million and KRW 1 billion or less, and prior deliberation on donations over KRW 1 billion (except for deliberation on related transactions specified in No. 4 below)

4.  Matters concerning related transactions entered into pursuant to the Monopoly Regulation and the Fair Trade Act (provision or transaction of funds, securities, or assets with related parties as the counterparty or for related parties)

A. Review of issues concerning related transaction and improvement measures

B. Prior deliberation on related transactions (KRW 100 billion or more in value)

C. Deliberation and decision on related transactions (KRW 10 billion or more and under KRW 100 billion in value)

5.  Appointment of the Compliance Officer

[Reporting Agendas]

1.  Important matters regarding ESG of affiliates

2.  Matters on the execution of related transactions (KRW 5 billion or more and under KRW 10 billion in value)

45

Director Candidate Recommendation Committee	3 Outside Directors	Kim, Joon-Gi (Chair) Yoo, Young-Sook Park, Sung-Wook

1.  Qualification screening of outside director candidates and recommendation to the GMoS

2.  Preliminary review and qualification screening of inside director candidates

3.  Prior deliberation on the appointment of members of special committees

4.  Prior deliberation on the appointment of Representative Directors other than the Representative Director & CEO among inside directors

5.  Operation of the Outside Director Candidate Recommendation Advisor Panel

6.  Other matters necessary for recommending outside director candidates

Evaluation and Compensation Committee	4 Outside Directors	Yoo, Jin-Nyoung (Chair) Kwon, Tae-Kyun Sohn, Sung-Kyu Kim, Joon-Gi

1.  Establishment of management succession and CEO development plans

2.  Matters on the establishment and execution of performance assessment and compensation plans for management

3.  Prior deliberation on remuneration and retirement allowances for directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kim, Joon-Gi (Chair) Kwon, Tae-Kyun Sohn, Sung-Kyu Jeong, Ki-Seop

1.  Constructive policy making concerning the Company’s internal value and financial soundness

2.  Prior deliberation when filing litigations or arbitration or responding to court settlement or mediation worth KRW 100 billion or more or when taking equivalent legal action

3.  Matters on investment

(1)   Prior deliberation on new business investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

(2)   Prior deliberation on existing business investments, capital increase or investment shares disposal of invested companies (KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the Company incurs)

(3)   Approval of new business investments (KRW 50 billion or more and under KRW 100 billion, investment and capital increase include borrowings and liabilities that the Company incurs.)

(4)   Approval on existing business investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more and under KRW 200 billion, investment and capital increase include borrowings and liabilities that the Company incurs.)

(5)   Prior deliberation on the acquisition and disposal of tangible and intangible fixed assets and significant investment assets (KRW 200 billion or more based on book value per unit of invested assets)

4.  Deliberation and decision on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Deliberation and decision on offering non-current assets as collateral

7.  Deliberation and decision on the takeover of debt such as collateral, guarantee, etc. from invested companies

46

Audit Committee	3 Outside Directors	Sohn, Sung-Kyu (Chair) Yoo, Jin-Nyoung Park, Sung-Wook

(1)   Setting of the course of action for the Committee

(2)   Matters delegated by the Board of Directors (Representative Directors)

(3)   Request for the convening of extraordinary GMoS

(4)   Matters on consulting by external experts

(5)   Audit of the legality of management’s business execution

(6)   Review of the soundness and validity of the Company’s financial activities and the appropriateness of financial reporting

(7)   Review of the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operational status of the internal accounting control system

(9)   Evaluation of the internal control system

(10)  Agreement on the appointment or dismissal of the representative of the internal audit department

(11)  Appointment and remuneration of external auditors and non-audit service contracts entered into with external auditors

(12)  Evaluation of external auditors’ audit activities

(13)  Reporting of the internal audit department’s annual audit plans and results

(14)  Reporting of the evaluation results of employees’ compliance with the Code of Ethics

(15)  External auditors’ reporting of important facts related to the Company’s directors involved in corruptive practices concerning the fulfillment of their duties or non-compliance with pertinent laws and the Articles of Incorporation

(16)  External auditors’ reporting of the Company’s non-compliance with accounting standards

(17)  Establishment, amendment or abolition of internal accounting control regulations

(18)  Other agendas deemed necessary by each committee member

CEO Candidate Pool Management Committee	6 Outside Directors	Yoo, Young-Sook (Chair) Kwon, Tae-Kyun Yoo, Jin-Nyoung Sohn, Sung-Kyu Kim, Joon-Gi Park, Sung-Wook

[DeliberationAgendas]

1.  Prior deliberation on the basic qualifications of CEO candidates as defined by the Board of Directors

2.  Pooling results of CEO candidates

3.  CEO candidate development plans

[ReportingAgendas]

1.  Results of CEO candidate development efforts

47

(2) List of Key Activities of the Board of Directors

(January 1, 2024 ~ March 13, 2024)

No.	Date	Agenda	Approval
2024-1	January 31

•   Deliberation Agenda

1. Approval of the 56th financial statements and schedule for the ordinary GMoS

•   Report Agenda

1. Business performance and Group ESG performance review in 2023

2. Operational status of the internal accounting control system in 2023

3. Evaluation of internal accounting control system operations in 2023

Approved
2024-2	February 8	• Deliberation Agenda 1. Recommendation of Inside Directors candidates (Representative Director Candidate)	Approved
2024-3	February 21

•   Deliberation Agenda

1. Recommendation of Inside Directors and Non-standing Director candidates

2. Partial Amendments of the Articles of Incorporation and regulations related to BoD

3. Agendas for the 56th general meeting of shareholders

4. Improvement of the company’s performance evaluation system

Approved After Amendment Approved Approved After Amendment Approved

(March 21, 2024 ~ June 30, 2024)

No.	Date	Agenda	Approval
2024-4	March 21

•   Deliberation Agenda

1. Appointment of the Chair of the Board

2. Appointment of the Representative Director & CEO

3. Appointment of special committee members

4. Appointment of representative directors and inside directors

Approved Approved Approved Approved
2024-5	April 19	• Deliberation Agenda 1. Appointment of the Compliance Officer	Approved
2024-6	May 14

•   Deliberation Agenda

1. Dividend payment in Q1 2024

2. Revised management plans for 2024

3. Revision of director compensation criteria

4. Revision of compliance control standards

•   Report Agenda

1. Business performance in Q1 2024

2. Board activity performance and assessment results in 2023

3. Policy approach to share buyback and retirement

Approved Approved Approved Approved

(July 1, 2024 ~ August 14, 2024)

No.	Date	Agenda	Approval
2024-7	July 12	• Deliberation Agenda 1. Treasury share cancellation and buyback plan	Approved
2024-8	August 9	• Deliberation Agenda 1. Dividend payment in Q2 2024 2. Appointment of special committee members • Report Agenda 1. Business performance in Q2 2024	Approved Approved

48

 Major Activities of Outside Directors on the Board of Directors (January 1, 2024 ~ August 14, 2024)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2024-1	January 31	7 (7)	—
2024-2	February 8	7 (7)	—
2024-3	February 21	7 (7)	—
2024-4	March 21	6 (6)	—
2024-5	April 19	6 (6)	—
2024-6	May 14	6 (6)	—
2024-7	July 12	5 (6)	Outside Director Kwon, Tae-Kyun was absent for personal reasons
2024-8	August 9	6 (6)	—

(3) Special Committees under the BoD and Their Activities (From January 1, 2024 to August 14, 2024)

○	ESG Committee (January 1, 2024 ~ March 20, 2024)

Date	Agenda	Approval
February 19, 2024

•   Deliberation Agenda

1. Amendment of the Articles of Incorporation and regulations governing the Board of Directors

•   Report Agenda

1. Results and future plans for Group ESG data portal app development

2. Correction results of physical risk analysis values for key operations

Prior deliberation

○	ESG Committee (March 21, 2024 ~ June 30, 2024)

Date	Agenda	Approval
April 19, 2024	• Deliberation Agenda Appointment of the Fair Trade and Compliance Manager	Approved
May 8, 2024	• Deliberation Agenda 1. Sustainability report publication plan for 2023 • Report Agenda 1. Group-wide ESG performance in Q1 2024 2. POSCO Group’s ESG management plan for 2024	Approved

○	ESG Committee (July 1, 2024 ~ August 14, 2024)

Date	Agenda	Approval
July 30, 2024

•   Report Agenda

1. Operating status of the Fair Trade Compliance Program (CP) in the first half of 2024

2. Group-wide ESG performance in Q2 2024

3. POSCO Holdings ESG Management Review from Global Rating Companies’ Standards

4. Sustainability report publication plan for 2023(including evaluation results)

Approved

49

○	Director Candidate Recommendation and Management Committee (January 1, 2024~March 20, 2024)

Date	Agenda	Approval
January 3, 2024	• Deliberation Agenda 1. Qualification assessment of outside director candidates	Approved
February 21, 2024

•   Deliberation Agenda

1. Recommendation of outside director candidates

2. Qualification assessment of inside director and non-standing director candidates

3. Appointment of special committee members (prior deliberation)

Approved Prior deliberation Prior deliberation -
February 23, 2024	• Deliberation Agenda 1. Appointment of special committee members (prior deliberation)	Prior deliberation

○	Evaluation and Compensation Committee (January 1, 2024 ~ March 20, 2024)

Date	Agenda	Approval
February 6, 2024	• Deliberation Agenda 1. Company-wide business performance assessment in 2023	Approved
February 19, 2024	• Deliberation Agenda 1. Improvement of the Company’s performance assessment system	Prior deliberation

○	Evaluation and Compensation Committee (March 21, 2024 ~ June 30, 2024)

Date	Agenda	Approval
May 8, 2024	• Deliberation Agenda 1. Revision of director compensation criteria	Prior deliberation
May 9, 2024	• Deliberation Agenda 1. Revision of director compensation criteria	Prior deliberation

○	CEO Candidate Pool Management Committee (January 1, 2024 ~ August 14, 2024)

Date	Agenda	Approval
August 9. 2024	• Deliberation Agenda 1. CEO Candidate Pool Upbringing Plan	Approved

○	Finance Committee (January 1, 2024 ~ August 14, 2024)

Date	Agenda	Approval
—	• Not Applicable	—

50

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung-Kyu* Yoo, Jin-Nyoung Park, Sung-Wook	Satisfies the requirements stipulated in the Korean Commercial Act	Chair — —

*	Sohn, Sung-Kyu is an accounting and financial expert

(2) Major Activities of the Audit Committee (January 1, 2024 ~ June 30, 2024)

Session	Date	Agenda	Approval
1	January 26

•   Deliberation Agenda

1. Approval of the audit/non-audit service contract for POSCO HOLDINGS and subsidiaries

2. Operational status assessment of the internal accounting control system in 2023

3. Audit Committee activities in 2023

•   Report Agenda

1. Amendment of the internal accounting control regulations

2. Operational status of the internal accounting control system in 2023

Approved Approved Approved —
2	February 16	• Deliberation Agenda 1. Internal audit results for 2023 2. Internal audit results for 2023 and 2024 plan • Report Agenda 1. External audit results for 2023	Approved Approved —
3	February 21	• Deliberation Agenda 1. Deliberation of the agenda items for the GMoS	Approved after Amendment
4	March 12	• Report Agenda 1. Accounting audit results for 2023	—
5	March 21	• Deliberation Agenda 1. Appointment of the Chair of the Audit Committee	Approved
6	April 24	• Deliberation Agenda 1. Consent to the appointment of the person in charge of the internal audit department • Report Agenda 1. 20-F audit results for 2023	Approved
7	May 9	• Deliberation Agenda 1. Internal audit results for Q1 2024 consolidated financial statements • Report Agenda 1. External review results for Q1 2024 consolidated financial statements	Approved
8	August 14

•   Deliberation Agenda

1. Internal audit performance for the 1st half of 2024 and plans for the 2nd half of 2024

2. Results of internal audit on the consolidated financial statements for the 2nd quarter of 2024

3. Audit activity evaluation results of the independent auditor for the year 2023

•   Report Agenda

1. Results of external audit on consolidated financial statements for the 2nd quarter of 2024

Approved Approved Approved

- At General meeting of shareholders held on March 12, 2024, Park, Sung-Wook was elected as an Outside Director to Serve on the Audit Committee after as Committee member Kim, Sung-Jin’s term was terminated.

51

C. Voting Rights of Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2) Deleting Article 25 (The agenda Exercise of Voting Right in Writing) of Articles of Incorporation was proposed at 55th general meeting of shareholder on March 17, 2023. Please refer to our previous disclosure submitted at SEC on February 22, 2023 for more information.

(3) The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

	(In millions KRW)
Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director (Excluding Outside Director, Audit Committee Member)	4	2,942	684	10,000	—
Outside Director (Excluding Audit Committee Members)	3	238	64		—
Audit Committee Members	3	221	70		—

No. of people : The number of Directors and the Audit Committee members who are in office as ofJune, 2024.

Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to June 30, 2024. (Including directors who retired before June 30, 2024)

Average payment per person : The sum of average payment per director per month in 2024

52

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for the six-month period ended June 30, 2024

with the independent auditor’s review report

Ernst & Young Han Young 2-3F, 7-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of June 30, 2024, and the related interim condensed consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2024, the interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

The interim condensed consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2023, and interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2023, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by Samjong KPMG, whose review report dated August 11, 2023 expressed an unqualified review conclusion thereon.

Moreover, the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) have been audited by Samjong KPMG, in accordance with KSA, whose report dated March 13, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

Ernst & Young Han Young

August 14, 2024

This review report is effective as of August 14, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed consolidated financial statements and may result in modification to this review report.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position as of June 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	June 30, 2024 (unaudited)		December 31, 2023
Assets
Cash and cash equivalents	21	~~W~~	8,034,419	6,670,879
Trade accounts and notes receivable, net	4,15,21,25,26,33		11,405,228	11,015,303
Other receivables, net	5,21,33		2,185,490	1,947,529
Other short-term financial assets	6,21		11,173,254	11,403,166
Inventories	7		13,485,582	13,825,514
Current income tax assets			64,062	101,979
Assets held for sale	8		7,917	406,945
Other current assets	14		826,395	840,984

Total current assets			47,182,347	46,212,299

Long-term trade accounts and notes receivable, net	4,21		31,560	42,516
Other receivables, net	5,21,33		1,497,305	1,452,445
Other long-term financial assets	6,21		2,943,922	2,708,325
Investments in associates and joint ventures	9		5,272,111	5,020,264
Investment property, net	11		1,661,852	1,616,294
Property, plant and equipment, net	12		38,146,233	35,206,248
Intangible assets, net	13		4,695,072	4,714,784
Defined benefit assets, net	19		484,865	464,758
Deferred tax assets			3,243,404	3,334,266
Other non-current assets	14		128,397	173,195

Total non-current assets			58,104,721	54,733,095

Total assets		~~W~~	105,287,068	100,945,394

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position, continued

as of June 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	June 30, 2024 (unaudited)		December 31, 2023
Liabilities
Trade accounts and notes payable	21,33	~~W~~	5,712,870	5,782,825
Short-term borrowings and current installments of long-term borrowings	15,21		12,234,843	10,959,217
Other payables	16,21,33		3,089,680	2,737,478
Other short-term financial liabilities	17,21		241,362	163,626
Current income tax liabilities			224,792	319,096
Liabilities directly associated with the assets held for sale	8		—	141,890
Provisions	18		463,984	419,744
Other current liabilities	20,25,26		1,310,194	1,337,642

Total current liabilities			23,277,725	21,861,518

Long-term borrowings, excluding current installments	15,21		16,424,863	15,011,163
Other payables	16,21		860,136	873,565
Other long-term financial liabilities	17,21		88,252	153,782
Defined benefit liabilities, net	19		70,926	38,754
Deferred tax liabilities			2,765,340	2,760,234
Long-term provisions	18		482,011	468,009
Other non-current liabilities	20		105,703	114,472

Total non-current liabilities			20,797,231	19,419,979

Total liabilities			44,074,956	41,281,497

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,656,017	1,663,334
Other equity items	23		628,197	67,256
Treasury shares	24		(1,889,658)	(1,889,658)
Retained earnings			54,570,265	53,857,514

Equity attributable to owners of the controlling company			55,447,224	54,180,849
Non-controlling interests			5,764,888	5,483,048

Total equity			61,212,112	59,663,897

Total liabilities and equity		~~W~~	105,287,068	100,945,394

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month and six-month periods

ended June 30, 2024 and 2023 (Unaudited)

		For the three-month period			For the six-month period
		ended June 30 (unaudited)			ended June 30 (unaudited)
(in millions of Won, except per share information)	Notes	2024		2023	2024	2023
Revenue	25,26,33	~~W~~	18,509,681	20,121,371	36,561,631	39,502,249
Cost of sales	26,30		(17,014,684)	(18,087,528)	(33,737,801)	(36,094,970)

Gross profit			1,494,997	2,033,843	2,823,830	3,407,279
Selling and administrative expenses	21,27,30
Other administrative expenses			(698,199)	(651,067)	(1,383,647)	(1,256,495)
Selling expenses			(44,798)	(56,547)	(105,161)	(119,852)

Operating profit			752,000	1,326,229	1,335,022	2,030,932
Share of profit of equity-accounted investees, net	9		96,361	67,916	174,180	181,715
Finance income and costs	21,28
Finance income			1,088,022	977,258	2,522,323	2,660,809
Finance costs			(1,153,190)	(1,138,634)	(2,411,372)	(2,711,477)
Other non-operating income and expenses	21,29,30
Other non-operating income			69,267	35,865	126,696	312,951
Other non-operating expenses			(132,935)	(238,737)	(294,813)	(443,776)

Profit before income tax			719,525	1,029,897	1,452,036	2,031,154
Income tax expense	31		(173,305)	(253,932)	(298,001)	(414,884)

Profit			546,220	775,965	1,154,035	1,616,270
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			(52)	(77)	983	1,747
Foreign currency translation differences			56,988	(17,817)	115,642	38,081
Remeasurements of defined benefit plans	19		(3,702)	12,147	1,816	(17,166)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(84,595)	7,852	(76,947)	149,866
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			121,543	(16,923)	198,692	212,274
Foreign currency translation differences			311,283	(70,573)	515,888	178,470
Gains or losses on valuation of derivatives	21		385	(241)	(22)	(1,180)

Other comprehensive income (loss), net of tax			401,850	(85,632)	756,052	562,092

Total comprehensive income		~~W~~	948,070	690,333	1,910,087	2,178,362

Profit attributable to:
Owners of the controlling company		~~W~~	529,933	689,733	1,070,649	1,416,152
Non-controlling interests			16,287	86,232	83,386	200,118

Profit		~~W~~	546,220	775,965	1,154,035	1,616,270

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	870,116	616,916	1,677,787	1,942,180
Non-controlling interests			77,954	73,417	232,300	236,182

Total comprehensive income		~~W~~	948,070	690,333	1,910,087	2,178,362

Earnings per share (in Won)	32
Basic earnings per share (in Won)			6,984	9,090	14,110	18,667
Diluted earnings per share (in Won)		~~W~~	6,157	9,090	11,881	18,667

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity for each of the six-month periods ended June 30, 2024 and 2023 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share capital		Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	1,416,152	1,416,152	200,118	1,616,270
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(9,185)	(9,185)	(7,981)	(17,166)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	207,592	—	—	207,592	6,429	214,021
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	149,399	—	467	149,866	—	149,866
Foreign currency translation differences, net of tax		—	—	178,470	—	—	178,470	38,081	216,551
Gains or losses on valuation of derivatives, net of tax		—	—	(715)	—	—	(715)	(465)	(1,180)

Total comprehensive income		—	—	534,746	—	1,407,434	1,942,180	236,182	2,178,362

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(93,390)	(245,088)
Interim dividends		—	—	—	—	(189,692)	(189,692)	—	(189,692)
Changes in ownership interest in subsidiaries		—	247,717	(27,263)	—	—	220,454	(140,060)	80,394
Interest of hybrid bonds		—	—	—	—	—	—	(7,726)	(7,726)
Repayment of hybrid bonds		—	—	—	—	—	—	(199,837)	(199,837)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947	—	9,947
Share based payments		—	(4,037)	—	—	—	(4,037)	—	(4,037)
Others		—	674	(84)	—	1,497	2,087	(1,975)	112

Total transactions with owners of the controlling company		—	248,437	(27,347)	5,864	(339,893)	(112,939)	(442,988)	(555,927)

Balance as of June 30, 2023	~~W~~	482,403	1,649,269	63,409	(1,886,444)	54,032,720	54,341,357	5,538,479	59,879,836

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the six-month periods ended June 30, 2024 and 2023 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share capital		Capital surplus	Other equity items	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit		—	—	—	—	1,070,649	1,070,649	83,386	1,154,035
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	2,797	2,797	(981)	1,816
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	165,557	—	—	165,557	34,120	199,677
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(95,570)	—	18,660	(76,910)	(37)	(76,947)
Foreign currency translation differences, net of tax		—	—	515,887	—	—	515,887	115,642	631,529
Gains or losses on valuation of derivatives, net of tax		—	—	(193)	—	—	(193)	171	(22)

Total comprehensive income		—	—	585,681	—	1,092,106	1,677,787	232,301	1,910,088

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(83,218)	(272,909)
Interim dividends		—	—	—	—	(189,691)	(189,691)	—	(189,691)
Changes in subsidiaries		—	—	—	—	—	—	36,505	36,505
Changes in ownership interest in subsidiaries		—	(9,444)	—	—	—	(9,444)	111,704	102,260
Share based payments		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	4,694	(24,740)	—	27	(20,019)	(15,452)	(35,471)

Total transactions with owners of the controlling company		—	(7,317)	(24,740)	—	(379,355)	(411,412)	49,539	(361,873)

Balance as of June 30, 2024	~~W~~	482,403	1,656,017	628,197	(1,889,658)	54,570,265	55,447,224	5,764,888	61,212,112

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows

for each of the six-month periods ended June 30, 2024 and 2023 (Unaudited)

		For the six-month period ended
(in millions of Won)	Notes	June 30, 2024 (unaudited)		June 30, 2023 (unaudited)
Cash flows from operating activities
Profit		~~W~~	1,154,035	1,616,270
Adjustments for:
Depreciation			1,688,062	1,645,824
Amortization			236,561	242,477
Finance income			(1,759,462)	(1,611,324)
Finance costs			1,651,499	1,672,318
Income tax expense			298,001	414,884
Impairment loss on property, plant and equipment			63,122	143,257
Gain on disposal of property, plant and equipment			(12,050)	(5,499)
Loss on disposal of property, plant and equipment			36,340	67,666
Impairment loss on goodwill and other intangible assets			11	4,772
Gain on disposal of investments in subsidiaries, associates and joint ventures			(7,096)	(184,844)
Loss on disposal of investments in subsidiaries, associates and joint ventures			42,594	4,401
Share of profit of equity-accounted investees			(174,180)	(181,715)
Loss on disposal of assets held for sale			34,812	102,470
Expenses related to post-employment benefit			122,762	99,210
Impairment loss on trade and other receivables			29,811	21,695
Loss on valuation of inventories			92,569	97,107
Increase (decrease) to provisions			33,725	(7,019)
Others, net			(20,274)	(39,554)

			2,356,807	2,486,126

Changes in operating assets and liabilities	35		(272,652)	(1,886,839)
Interest received			284,604	201,354
Interest paid			(589,332)	(440,945)
Dividends received			389,275	271,380
Income taxes paid			(247,096)	(122,084)

Net cash provided by operating activities		~~W~~	3,075,641	2,125,262

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows, continued

for each of the six-month periods ended June 30, 2024 and 2023 (Unaudited)

		For the six-month period ended
(in millions of Won)	Notes	June 30, 2024 (unaudited)		June 30, 2023 (unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(8,489,559)	(34,134,800)
Proceeds from disposal of short-term financial instruments			9,700,332	32,036,199
Increase in loans			(186,203)	(362,714)
Collection of loans			217,194	445,266
Acquisitions of securities			(1,024,195)	(220,744)
Proceeds from disposal of securities			561,249	111,830
Acquisitions of long-term financial instruments			(3,923)	(3,059)
Acquisitions of investment in associates and joint ventures			(163,654)	(84,384)
Proceeds from disposal of investment in associates and joint ventures			12,614	3,768
Acquisitions of investment property			(3,468)	(55,873)
Proceeds from disposals of investment property			326	496
Acquisitions of property, plant and equipment			(3,800,274)	(2,967,040)
Proceeds from disposal of property, plant and equipment			14,587	(6,029)
Acquisitions of intangible assets			(166,354)	(187,383)
Proceeds from disposal of intangible assets			15,389	25,400
Proceeds from disposal of assets held for sale			—	1,446
Collection of lease receivables			14,959	25,878
Disposal of net assets due to changes in consolidated entities			12,831	—
Cash flow from business combination			—	(150,201)
Others, net			(3,597)	5,621

Net cash used in investing activities			(3,291,746)	(5,516,323)

Cash flows from financing activities
Proceeds from borrowings			2,865,904	5,248,527
Repayment of borrowings			(1,803,239)	(2,587,013)
Proceeds from (repayment of) short-term borrowings, net			739,501	(474,083)
Capital contribution from non-controlling interests			139,416	113,817
Payment of cash dividends			(462,624)	(426,895)
Repayment of hybrid bonds			—	(200,000)
Payment of interest of hybrid bonds			—	(8,204)
Repayment of lease liabilities			(92,954)	(101,696)
Others, net			87,137	72,814

Net cash provided by financing activities			1,473,141	1,637,267

Effect of exchange rate fluctuation on cash held			106,504	50,652

Net increase(decrease) in cash and cash equivalents			1,363,540	(1,703,142)
Cash and cash equivalents at beginning of the period			6,670,879	8,053,282

Cash and cash equivalents at end of the period		~~W~~	8,034,419	6,350,140

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

June 30, 2024 and 2023 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 54 domestic subsidiaries including POSCO INC. and 138 foreign subsidiaries including POSCO America Corporation, and 121 associates and joint ventures (collectively referred to as the “Group”) in accordance with KIFRS 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of June 30, 2024, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established during the six-month period ended June 30, 2024 are as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO CNGR Nickel Solution	January 2024	60.00	New establishment
POSCO CVC Scale-Up Fund	May 2024	60.00	New establishment

(c)	A consolidated subsidiary over which Company has lost control during the six-month period ended June 30, 2024 is as follows:

Company	Date of exclusion	Reason
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	June 2024	Divestiture

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

2. Basis of Preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2023. These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2023 except for the matters mentioned below.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

2. Basis of Preparation (cont’d)

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2023.

(a)	Supplier Finance Arrangements – Amendments to KIFRS 1007 and KIFRS 1107

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Group’s interim condensed consolidated financial statements.

(b)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

(c)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Trade accounts and notes receivable	~~W~~	10,122,803	9,382,640
Due from customers for contract work		1,565,262	1,916,238
Less: Allowance for doubtful accounts		(282,837)	(283,575)

	~~W~~	11,405,228	11,015,303

Non-current
Trade accounts and notes receivable	~~W~~	79,607	89,839
Less: Allowance for doubtful accounts		(48,047)	(47,323)

	~~W~~	31,560	42,516

The Group discounted accounts receivable in accordance with accounts receivable factoring agreements with financial institutions for the six-month period ended June 30, 2024 and the year ended December 31, 2023. This transaction is a transaction with the right to appeal because the Group is obligated to pay the amount to the bank, etc. if the trade receivables are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of June 30, 2024 and December 31, 2023, the book value of the accounts receivable from the transaction is ~~W~~73,597 million and ~~W~~132,942 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

5. Other Receivables

Other receivables as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Short-term Loans	~~W~~	357,083	223,011
Other accounts receivable		1,452,395	1,433,423
Accrued income(*1)		326,982	237,154
Deposits		108,592	125,854
Others		21,875	15,349
Lease receivables		23,101	23,948
Less: Allowance for doubtful accounts		(104,538)	(111,210)

	~~W~~	2,185,490	1,947,529

Non-current
Long-term Loans(*1)	~~W~~	1,337,347	1,204,645
Other accounts receivable		175,013	186,492
Accrued income		188,352	184,739
Deposits		253,017	308,185
Lease receivables		90,766	78,994
Less: Allowance for doubtful accounts		(547,190)	(510,610)

	~~W~~	1,497,305	1,452,445

(*1)

The Group recognized an allowance for doubtful accounts of ~~W~~258,332 million for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables during the year ended December 31, 2023.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Derivatives assets	~~W~~	296,369	166,873
Debt securities		915,338	295,619
Deposit instruments(*1)		5,692,685	4,400,267
Short-term financial instruments(*1)		4,268,862	6,540,407

		11,173,254	11,403,166

Non-current
Derivatives assets		334,597	134,269
Equity securities(*2)		1,754,673	1,793,531
Debt securities		92,910	87,778
Other securities(*2)		736,398	669,687
Deposit instruments(*1)		25,344	23,060

	~~W~~	2,943,922	2,708,325

(*1)	As of June 30, 2024 and December 31, 2023, financial instruments amounting to ~~W~~122,396 million and ~~W~~101,888 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of June 30, 2024 and December 31, 2023, ~~W~~189,866 million and ~~W~~181,617 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Finished goods	~~W~~	2,521,695	2,615,009
Merchandise		1,050,790	1,049,467
Semi-finished goods		2,603,180	3,039,516
Raw materials		3,718,759	3,237,691
Fuel and materials		1,026,943	921,742
Construction inventories		244,058	256,558
Materials-in-transit		2,501,319	2,965,306
Others		88,241	87,802

		13,754,985	14,173,091

Less: Allowance for inventories valuation(*1)		(269,403)	(347,577)

	~~W~~	13,485,582	13,825,514

(*1)	For the six-month period ended June 30, 2024 and the year ended December 31, 2023, the reversed inventory valuation losses are ~~W~~84,809 million and ~~W~~133,548 million, respectively.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023 (*1)
Asset
Account receivables and other receivables	~~W~~	—	728
Inventories		—	39,054
Other financial assets		—	119,881
Property, plant and equipment		7,917	149,612
Intangible assets		—	97,372
Others		—	298

	~~W~~	7,917	406,945

Liability
Other payables	~~W~~	—	22,180
Provisions		—	119,710

	~~W~~	—	141,890

(*1)

POSCO Canada Ltd., a subsidiary of the Group, decided to invest in kind in the assets and liabilities of Greenhills Mine and the shares of Elkview Mine Limited Partnership, which were respectively accounted for as investment stock in joint ventures and financial assets at fair value through profit or loss, in a partnership to be established by the principal operator and major shareholder, Tech Coal Partnership, during the year ended December 31, 2023, and recognized ~~W~~401,804 million of assets to be sold and ~~W~~141,890 million of liabilities to be sold.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024						December 31, 2023
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(*1)	4,507,138	34.00	~~W~~	455,584	~~W~~	360,153	323,521
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		15,093	15,040
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		20,522	23,998
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co., Ltd	1,181,160	29.53		5,906		13,907	13,967
DaeSung SnM Co., Ltd(*2)	108,038	17.54		14,000		18,774	20,296
PCC Amberstone Private Equity Fund 1(* 2)	6,922,449,455	8.80		6,922		8,046	8,904
Others (49 companies)(*1)						126,497	122,366

						562,992	528,092

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		293,636	287,282
AES Mong Duong Power Company Limited(*1)	—	30.00		164,303		251,852	230,699
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		383,675	346,724
AMCI (WA) PTY LTD	49	49.00		209,664		57,790	60,225
NCR LLC	—	22.05		247,077		261,247	253,121
KOREA LNG LTD.	2,400	20.00		135,205		64,379	58,759
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		110,284	105,300
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		17,313	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		9,580	8,642
Others (32 companies)(*1)						214,202	209,118

						1,663,958	1,575,502

					~~W~~	2,226,950	2,103,594

(*1)

As of June 30, 2024 and December 31, 2023, investments in associates amounting to ~~W~~678,804 million and ~~W~~650,116 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of June 30, 2024, the entities are classified as associates since the Group has significant influence over the investees although the Group’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(b)	Details of investments in joint ventures as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024						December 31, 2023
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	151,438	155,748
SNNC	18,130,000	49.00		90,650		83,926	100,692
Others (6 companies)						7,538	8,323

						242,902	264,763

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,381,593	1,400,009
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		451,634	419,192
KOBRASCO	2,010,719,185	50.00		32,950		105,716	99,768
Nickel Mining Company SAS	3,234,698	49.00		157,585		89,029	87,967
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		124,913	111,001
DMSA/AMSA(*1)	—	3.89		346,880		7,076	16,572
PT NICOLE METAL INDUSTRY(*2)	106,935,294	49.00		412,688		419,447	284,351
HBIS-POSCO Automotive Steel Co. Ltd	—	50.00		235,251		201,222	208,765
Others (7 companies)						21,629	24,282

						2,802,259	2,651,907

					~~W~~	3,045,161	2,916,670

(*1)	As of June 30, 2024 and December 31, 2023, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the year ended December 31, 2023, the Group acquired 49% of shares in PT NICOLE METAL INDUSTRY, for ~~W~~292,780 million and classified them as investments in joint ventures.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(c)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)
Company	December 31, 2023 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2024 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	323,521	25,680	(5,424)	16,369	7	360,153
SNNC		100,692	—	—	(16,765)	(1)	83,926
Chun-cheon Energy Co., Ltd		15,040	—	—	(4,710)	4,763	15,093
Pocheon-Hwado Highway Corp.		23,998	—	—	(3,476)	—	20,522
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co., Ltd		13,967	—	—	(60)	—	13,907
DaeSung SnM Co., Ltd		20,296	—	—	(1,522)	—	18,774
PCC Amberstone Private Equity Fund 1		8,904	175	—	(262)	(771)	8,046
POSCO MC MATERIALS		155,748	—	(1,800)	(2,510)	—	151,438
Others (55 companies)		130,689	7,634	(3,384)	979	(1,883)	134,035

		792,855	33,489	(10,608)	(11,957)	2,115	805,894

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(35,255)	20,055	21,554	293,636
AES Mong Duong Power Company Limited		230,699	—	(15,431)	17,838	18,746	251,852
9404-5515 Quebec Inc.		346,724	—	(17,764)	18,769	35,946	383,675
AMCI (WA) PTY LTD		60,225	—	—	(16,056)	13,621	57,790
NCR LLC		253,121	4,275	—	(9,653)	13,504	261,247
KOREA LNG LTD.		58,759	—	(10,423)	10,336	5,707	64,379
Nickel Mining Company SAS		87,967	—	—	(2,989)	4,051	89,029
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(599)	5,583	110,284
PT. Wampu Electric Power		15,632	—	—	513	1,168	17,313
POS-SeAH Steel Wire(Nantong) CO., Ltd.		8,642	—	—	248	690	9,580
Roy Hill Holdings Pty Ltd		1,400,009	—	(218,861)	130,232	70,213	1,381,593
POSCO-NPS Niobium LLC		419,192	—	(8,041)	8,061	32,422	451,634
KOBRASCO		99,768	—	(5,761)	17,149	(5,440)	105,716
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	—	8,113	5,799	124,913
DMSA/AMSA		16,572	—	—	(10,471)	975	7,076
PT NICOLE METAL INDUSTRY		284,351	119,908	—	(501)	15,689	419,447
HBIS-POSCO Automotive Steel Co. Ltd		208,765	—	—	(18,392)	10,849	201,222
Others (41 companies)		233,400	2,343	(15,932)	13,483	2,537	235,831

		4,227,409	126,526	(327,468)	186,136	253,614	4,466,217

	~~W~~	5,020,264	160,015	(338,076)	174,179	255,729	5,272,111

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the six-month period ended June 30, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	For the year ended December 31, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	December 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	352,500	—	(10,020)	(18,802)	(157)	323,521
SNNC		182,414	—	—	(81,803)	81	100,692
QSONE Co.,Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	4,990	537	15,040
Pocheon-Hwado Highway Corp.		27,165	636	—	(3,803)	—	23,998
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		14,605	—	—	(638)	—	13,967
DaeSung SnM Co., Ltd		20,469	—	—	75	(248)	20,296
PCC Amberstone Private Equity Fund 1		9,326	—	(622)	562	(362)	8,904
POSCO MC MATERIALS		161,465	—	(9,000)	3,176	107	155,748
Others (55 companies)		160,553	16,439	(4,292)	1,966	(43,977)	130,689

		1,024,388	17,075	(23,934)	(94,032)	(130,642)	792,855

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(59,295)	50,340	5,919	287,282
AES Mong Duong Power Company Limited		209,594	—	(33,839)	38,782	16,162	230,699
9404-5515 Quebec Inc.		331,261	—	(14,251)	16,494	13,220	346,724
FQM Australia Holdings Pty Ltd		98,103	—	—	(111,783)	13,680	—
Eureka Moly LLC		14,574	—	—	(15,020)	446	—
AMCI (WA) PTY LTD		57,830	—	—	(503)	2,898	60,225
NCR LLC		187,372	65,542	—	(6,999)	7,206	253,121
KOREA LNG LTD.		29,124	—	(21,106)	21,060	29,681	58,759
Nickel Mining Company SAS		90,636	—	—	(8,358)	5,689	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(8,435)	(838)	105,300
PT. Wampu Electric Power		16,659	—	(1,624)	1,890	(1,293)	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	98	(46)	8,642
Roy Hill Holdings Pty Ltd		1,418,022	—	(367,445)	292,478	56,954	1,400,009
POSCO-NPS Niobium LLC		412,002	—	(35,543)	35,148	7,585	419,192
KOBRASCO		103,044	—	(36,471)	21,795	11,400	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	(12,386)	12,669	(501)	111,001
DMSA/AMSA		23,740	—	—	(7,681)	513	16,572
PT NICOLE METAL INDUSTRY		—	292,780	—	39	(8,468)	284,351
HBIS-POSCO Automotive Steel Co.Ltd		216,138	—	—	(6,765)	(608)	208,765
Others (37 companies)		255,004	—	(52,444)	38,461	(7,621)	233,400

		3,972,163	373,962	(634,404)	363,710	151,978	4,227,409

	~~W~~	4,996,551	391,037	(658,338)	269,678	21,336	5,020,264

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2023.

(*2)

During the year ended December 31, 2023, the Company acquired an additional 50% of the shares held by an external shareholder of QSONE Co. Ltd., which was previously classified as an investment in an associate. As a result, the Company gained control of the company and consolidated it.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(d)	The summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2024 and the year ended December 31, 2023 is as follows:

1)	June 30, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	4,525,754	3,867,725	658,029	228,250	56,338
SNNC		690,831	501,171	189,660	334,563	(34,617)
Chun-cheon Energy Co., Ltd		564,213	442,382	121,831	216,072	3,726
Pocheon-Hwado Highway Corp.		706,904	594,512	112,392	8,916	(8,636)
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co., Ltd		19,647	2,853	16,794	—	(203)
DaeSung SnM Co., Ltd		172,924	97,278	75,646	36,291	(8,675)
PCC Amberstone Private Equity Fund 1		91,734	268	91,466	6	(2,975)
POSCO MC MATERIALS		386,342	132,665	253,677	105,789	(3,895)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,865,366	692,708	1,172,658	192,933	80,086
AES Mong Duong Power Company Limited		1,671,113	877,232	793,881	226,681	59,459
9404-5515 Quebec Inc.		1,546,752	—	1,546,752	—	72,592
FQM Australia Holdings Pty Ltd		73,426	1,409,327	(1,335,901)	101,457	(349,364)
KOREA LNG LTD.		322,005	109	321,896	52,630	51,679
Nickel Mining Company SAS		519,520	278,539	240,981	99,661	(16,876)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		307,081	30,866	276,215	43,970	(1,498)
PT. Wampu Electric Power		210,819	127,257	83,562	9,063	2,564
POS-SeAH Steel Wire(Nantong) Co., Ltd.		87,311	50,603	36,708	60,327	1,052
Roy Hill Holdings Pty Ltd		10,807,080	2,954,023	7,853,057	3,886,179	1,232,923
POSCO-NPS Niobium LLC		903,065	—	903,065	—	15,910
KOBRASCO		231,616	20,790	210,826	52,166	33,107
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		862,062	389,276	472,786	868,209	32,451
DMSA/AMSA		3,189,568	3,007,766	181,802	363,223	(269,218)
HBIS-POSCO Automotive Steel Co. Ltd		897,574	487,321	410,253	251,475	(39,347)
PT NICOLE METAL INDUSTRY		588,197	5,764	582,433	—	(1,022)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,228,568	3,669,074	559,494	14,002	(28,880)
SNNC		612,992	388,715	224,277	766,011	(168,553)
Chun-cheon Energy Co., Ltd		571,495	453,390	118,105	502,879	10,453
Pocheon-Hwado Highway Corp.		583,935	462,900	121,035	—	(1,824)
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		19,995	2,998	16,997	5,595	(2,160)
DaeSung SnM Co., Ltd		178,251	93,930	84,321	108,660	430
PCC Amberstone Private Equity Fund 1		105,145	3,923	101,222	12,134	6,391
POSCO MC MATERIALS		431,090	170,518	260,572	194,238	2,998
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,758,765	611,484	1,147,281	434,358	201,031
AES Mong Duong Power Company Limited		1,612,793	889,424	723,369	449,807	129,274
9404-5515 Quebec Inc.		1,430,295	—	1,430,295	—	63,809
FQM Australia Holdings Pty Ltd		180,931	1,219,922	(1,038,991)	453,626	(1,480,586)
KOREA LNG LTD.		94,661	136	94,525	108,081	105,300
Nickel Mining Company SAS		520,209	272,567	247,642	296,130	(26,786)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		297,683	33,927	263,756	34,372	(21,081)
PT. Wampu Electric Power		206,942	131,822	75,120	20,166	9,452
POS-SeAH Steel Wire(Nantong) Co., Ltd.		82,568	48,727	33,841	117,208	522
Roy Hill Holdings Pty Ltd		10,929,518	3,007,919	7,921,599	8,146,546	2,826,424
POSCO-NPS Niobium LLC		838,180	—	838,180	—	64,687
KOBRASCO		224,406	25,475	198,931	63,338	43,591
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		659,704	242,566	417,138	1,647,395	50,675
DMSA/AMSA		3,058,209	2,632,239	425,970	1,106,369	(197,482)
HBIS-POSCO Automotive Steel Co.Ltd		826,886	398,751	428,135	340,341	(12,584)
PT NICOLE METAL INDUSTRY		389,077	2,237	386,840	—	79

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of June 30, 2024 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

11. Investment Property

Changes in the carrying amount of investment property for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	787,304	1,710	—	—	(215)	28,085	816,884
Buildings		655,786	1,758	(273)	(13,649)	(456)	27,420	670,586
Structures		1,873	—	—	(456)	—	388	1,805
Right-of-use assets		171,331	—	(53)	(3,504)	—	4,803	172,577

	~~W~~	1,616,294	3,468	(326)	(17,609)	(671)	60,696	1,661,852

(*1)	Includes reclassification resulting from changes in purpose of use, and adjusted foreign currency translation difference and others.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	308,523	54,891	473,301	(60)	—	(49,351)	787,304
Buildings		593,505	1,006	83,739	(303)	(28,902)	6,741	655,786
Structures		1,356	—	—	—	(1,049)	1,566	1,873
Right-of-use assets		170,647	216	—	(78)	(5,635)	6,181	171,331

	~~W~~	1,074,031	56,113	557,040	(441)	(35,586)	(34,863)	1,616,294

(*1)	Includes reclassification resulting from changes in purpose of use, and adjusted foreign currency translation difference and others.
(*2)	Represents increases in investment property due to business combination upon incorporation of QSONE Co., Ltd. into a subsidiary during the year ended December 31, 2023.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	3,290,244	472	(5,950)	—	—	24,605	3,309,371
Buildings		4,427,632	7,348	(1,779)	(167,181)	(250)	297,599	4,563,369
Structures		3,081,524	3,770	(2,014)	(141,792)	(2,676)	516,455	3,455,267
Machinery and equipment		16,539,192	84,549	(21,890)	(1,200,120)	(43,097)	2,298,513	17,657,147
Vehicles		79,595	7,514	(788)	(16,193)	—	11,950	82,078
Tools		128,865	13,026	(399)	(27,273)	—	13,056	127,275
Furniture and fixtures		189,887	13,533	(644)	(32,848)	—	16,334	186,262
Right-of-use assets		998,305	71,107	(4,265)	(80,307)	—	11,932	996,772
Bearer plants		137,331	—	—	(4,740)	—	1,818	134,409
Construction-in-progress		6,333,673	4,065,170	(3,337)	—	(17,099)	(2,744,124)	7,634,283

	~~W~~	35,206,248	4,266,489	(41,066)	(1,670,454)	(63,122)	448,138	38,146,233

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss(*2,3)	Others(*4)	Ending
Land	~~W~~	3,103,165	83,489	32,565	(7,502)	—	(5,471)	83,998	3,290,244
Buildings		4,174,894	53,344	5,770	(14,619)	(326,280)	(28,614)	563,137	4,427,632
Structures		3,162,927	16,498	3,651	(6,915)	(261,970)	(28,483)	195,816	3,081,524
Machinery and equipment		16,422,830	211,181	—	(63,195)	(2,401,947)	(202,885)	2,573,208	16,539,192
Vehicles		52,131	34,004	—	(782)	(26,322)	—	20,564	79,595
Tools		90,961	40,170	—	(607)	(52,444)	(77)	50,862	128,865
Furniture and fixtures		173,345	36,975	655	(1,516)	(61,947)	(63)	42,438	189,887
Right-of-use assets		921,198	243,433	—	(15,095)	(170,386)	—	19,155	998,305
Bearer plants		141,720	—	—	—	(9,579)	—	5,190	137,331
Construction-in-progress		3,538,025	6,388,837	—	(2,269)	—	(8,420)	(3,582,500)	6,333,673

	~~W~~	31,781,196	7,107,931	42,641	(112,500)	(3,310,875)	(274,013)	(28,132)	35,206,248

(*1)

Represents increases in property, plant and equipment upon reclassification of QSONE Co.,Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the year ended December 31, 2023.

(*2)

The Group estimated the recoverable amount after calculating the net fair value of individual assets whose operation was suspended due to operation plan changes, such as lithium production facilities in Gwangyang and Argentina, and recognized an impairment loss of ~~W~~196,207 million for property, plant and equipment whose recoverable amount was less than the book value during the year ended December 31, 2023.

(*3)

The Group estimated the recoverable amount after calculating the value in use of the hydrogen peroxide manufacturing facility in Gwangyang, which had impairment indications due to changes in raw material prices and changes in production plans during the year ended December 31, 2023, and recognized an impairment loss of ~~W~~ 46,535 million for property, plant and equipment whose recoverable amount was less than the book value.

(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

12. Property, Plant and Equipment (cont’d)

(b)

Changes in the carrying amount of right-of-use assets presented as investment property and property, plant and equipment for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	363,789	1,010	(8,188)	17,852	374,463
Buildings and structures		151,366	41,297	(23,204)	(8,277)	161,182
Machinery and equipment		355,604	19,787	(23,655)	10,227	361,963
Vehicles		48,228	7,214	(10,109)	708	46,041
Ships		220,754	—	(12,029)	—	208,725
Others		29,895	1,799	(6,627)	(8,092)	16,975

	~~W~~	1,169,636	71,107	(83,812)	12,418	1,169,349

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	10,470	(15,582)	734	363,789
Buildings and structures		163,648	49,929	(52,697)	(9,514)	151,366
Machinery and equipment		319,021	73,761	(55,481)	18,303	355,604
Vehicles		18,652	38,410	(16,456)	7,622	48,228
Ships		215,496	28,178	(22,920)	—	220,754
Others		6,862	42,901	(12,885)	(6,983)	29,895

	~~W~~	1,091,846	243,649	(176,021)	10,162	1,169,636

(c)	The amounts recognized in profit or loss related to leases for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2024		2023	2024	2023
Interest on lease liabilities	~~W~~	11,966	10,331	24,312	19,638
Expenses related to short-term leases		9,509	17,484	28,444	24,965
Expenses related to leases of low-value assets		6,215	4,115	12,871	9,468

	~~W~~	27,690	31,930	65,627	54,071

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	403,172	—	—	—	—	—	(2,631)	400,541
Intellectual property rights		3,029,651	152,414	—	—	(140,414)	—	101,329	3,142,980
Membership(*1)		138,184	948	—	(2,571)	(94)	(11)	230	136,686
Development expense		126,818	1,935	—	(8,833)	(37,445)	—	14,752	97,227
Port facilities usage rights		182,411	—	—	—	(7,400)	—	—	175,011
Exploratation and evaluation assets		163,446	15,870	—	—	—	—	9,069	188,385
Development assets		10,235	471	—	—	—	—	522	11,228
Customer relationships		196,895	—	—	—	(22,239)	—	(6,188)	168,468
Other intangible assets		463,972	44,962	(312)	(102,769)	(28,969)	—	(2,338)	374,546

	~~W~~	4,714,784	216,600	(312)	(114,173)	(236,561)	(11)	114,745	4,695,072

(*1)	Estimated useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	442,487	—	—	—	(36,093)	(3,222)	403,172
Intellectual property rights		3,136,072	208,874	(5)	(321,752)	(89,986)	96,448	3,029,651
Membership(*1)		132,942	7,360	(1,920)	(170)	11	(39)	138,184
Development expense		116,171	13,130	(97)	(73,319)	—	70,933	126,818
Port facilities usage rights		197,211	—	—	(14,800)	—	—	182,411
Exploratation and evaluation assets		100,991	67,000	—	—	(1,204)	(3,341)	163,446
Development assets		78,970	27,831	—	—	—	(96,566)	10,235
Customer relationships		241,311	—	—	(44,478)	—	62	196,895
Other intangible assets		392,296	139,100	(625)	(43,674)	(2,055)	(21,070)	463,972

	~~W~~	4,838,451	463,295	(2,647)	(498,193)	(129,327)	43,205	4,714,784

(*1)	Estimated useful life of membership is indefinite.
(*2)

During the year ended December 31, 2023, POSCO Canada Ltd., a subsidiary, decided to make an investment in kind by investing Greenhills Mine, which had been recognized as a joint operation, to a new partnership established by Teck Coal Partnership, the main operator. POSCO Canada Ltd. estimated the recoverable amount considering the fair value and acquired shares of the new partnership, and recognized an impairment loss of ~~W~~88,518 million since recoverable amounts are less than their carrying amounts.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

14. Other Assets

Other assets as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Advance payments	~~W~~	467,213	593,300
Prepaid expenses		339,425	226,960
Firm commitment asset		7,947	3,418
Others		11,810	17,306

		826,395	840,984

Non-current
Long-term advance payments		31,002	46,989
Long-term prepaid expenses		25,340	30,232
Others		72,055	95,974

	~~W~~	128,397	173,195

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2024		December 31, 2023
Short-term borrowings
Bank overdrafts	JP Morgan and others	July, 2023 ~ June, 2024	July, 2024 ~ June, 2025	3.65 ~ 7.60	~~W~~	48,416	69,160
Short-term borrowings	HSBC and others	July, 2023 ~ June, 2024	July, 2024 ~ June, 2025	0.10 ~ 58.85		5,986,046	4,890,120

						6,034,462	4,959,280

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001 ~ June, 2024	July, 2024 ~ June, 2025	0.19 ~ 9.30		755,040	990,088
Current portion of debentures	KB Securities co., Ltd. and others	April, 2019 ~ May, 2023	July, 2024 ~ June, 2025	1.64 ~ 5.26		3,860,488	3,255,375
Less: Current portion of discount on debentures issued						(2,165)	(2,217)
Current portion of exchangable bonds(*1)	Foreign currency exchangable bonds	September, 2021	September, 2026			1,587,018	1,756,691

						6,200,381	5,999,937

					~~W~~	12,234,843	10,959,217

(*1)

The issuance conditions of the exchangeable bonds issued by the Group are as follows. As of December 31, 2023, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

Foreign currency exchangeable bonds

Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	443,680(*)

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders

- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row , after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*)	The exchange price has changed due to cash dividends paid during the six-month period ended June 30, 2024.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

15. Borrowings (cont’d)

(b)	Long-term borrowings, excluding current portion and others, as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2024		December 31, 2023
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001 ~ March, 2024	July, 2025 ~ March, 2040	1.38 ~ 9.04	~~W~~	5,348,630	4,590,541
Less: Present value discount						(11,554)	(9,414)
Bonds	KB Securities co., Ltd. and others	July, 2015 ~ June, 2024	July, 2025 ~ January, 2033	1.68 ~ 6.82		11,140,324	10,478,394
Less: Discount on debentures issued						(52,537)	(48,359)

					~~W~~	16,424,863	15,011,162

(c)	Assets pledged as collateral with regard to the borrowings as of June 30, 2024 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	1,914,750	3,385,677
Trade accounts and notes receivable	Korea Development Bank and others		73,597	73,597
Financial instruments	Shinhan Bank and others		73,724	73,582

		~~W~~	2,062,071	3,532,856

16. Other Payables

Other payables as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Accounts payable	~~W~~	1,222,522	1,174,097
Accrued expenses		1,343,888	1,046,891
Dividend payable		3,237	3,261
Lease liabilities		163,596	163,952
Withholdings		356,437	349,277

	~~W~~	3,089,680	2,737,478

Non-current
Accounts payable	~~W~~	7,899	14,143
Accrued expenses		8,267	8,073
Lease liabilities		762,464	760,368
Long-term withholdings		81,506	90,981

	~~W~~	860,136	873,565

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Derivative liabilities	~~W~~	64,766	38,631
Financial guarantee liabilities		5,732	5,114
Others(*1)		170,864	119,881

	~~W~~	241,362	163,626

Non-current
Derivative liabilities	~~W~~	14,793	81,291
Financial guarantee liabilities		8,825	7,858
Others		64,634	64,633

	~~W~~	88,252	153,782

(*1)

The Group recognized other financial liabilities in connection with the put option agreement which POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.), a subsidiary, entered into with GM Battery Raw Materials Corporation.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	123,682	39,962	146,277	38,114
Provision for construction warranties		54,369	137,050	50,222	146,536
Provision for legal contingencies and claims(*1)		25,520	51,982	20,893	52,169
Provision for the restoration(*2)		11,514	179,513	14,567	161,253
Others(*3,4,5)		248,899	73,504	187,785	69,937

	~~W~~	463,984	482,011	419,744	468,009

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~55,580 million and ~~W~~45,712 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of June 30, 2024 and December 31, 2023, respectively.

(*2)

Due to contamination of lands near the Group’s magnesium smelting plant located in Gangneung city and others, the Group recognized present values of estimated costs for recovery amounting to ~~W~~14,753 million as provisions for restoration as of June 30, 2024. In order to determine the estimated costs, the Group has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Group has applied a discount rate of 3.55%~3.58% to measure present value of these costs.

(*3)

As of June 30, 2024 and December 31, 2023, POSCO INTERNATIONAL Corporation and Korea Fuel Cell, recognized ~~W~~22,366 million and ~~W~~23,224 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of June 30, 2024 and December 31, 2023, the Group has recognized emission liabilities amounting to ~~W~~6,323 million and ~~W~~9,065 million, respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(*5)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of June 30, 2024 and December 31, 2023, the Group recognized ~~W~~124,092 million and ~~W~~64,166 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

18. Provisions (cont’d)

(b)	Changes in provisions for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	184,391	102,418	(118,977)	(4,965)	777	163,644
Provision for construction warranties		196,758	25,269	(20,292)	(4,294)	(6,022)	191,419
Provision for legal contingencies and claims		73,062	10,129	(1,673)	(4,665)	649	77,502
Provision for the restoration		175,820	11,535	(1,289)	(6,428)	11,389	191,027
Others		257,722	110,550	(30,652)	(51,010)	35,793	322,403

	~~W~~	887,753	259,901	(172,883)	(71,362)	42,586	945,995

(*1)	Includes adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	169,432	181,221	(158,529)	(6,063)	(1,670)	184,391
Provision for construction warranties		205,974	42,653	(49,117)	(8,350)	5,598	196,758
Provision for legal contingencies and claims		106,341	16,327	(48,144)	(3,599)	2,137	73,062
Provision for the restoration		191,146	104,227	(9,887)	(80)	(109,586)	175,820
Others		423,013	189,227	(255,001)	(112,909)	13,392	257,722

	~~W~~	1,095,906	533,655	(520,678)	(131,001)	(90,129)	887,753

(*1)	Includes transfer to liabilities held for sale and adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	18,731	15,758	37,400	33,969

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Present value of funded obligations	~~W~~	2,413,241	2,445,797
Fair value of plan assets(* 1)		(2,966,063)	(2,902,714)
Present value of non-funded obligations		138,883	30,912

Net defined benefit liabilities	~~W~~	(413,939)	(426,005)

(*1)

As of June 30, 2024 and December 31, 2023, the Group recognized net defined benefit assets amounting to ~~W~~484,865 million and ~~W~~464,758 million, respectively, which represent the excess of each consolidated entity’s plan assets over the present value of defined benefit obligations.

2)	The amounts recognized in the interim condensed consolidated statements of comprehensive income for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
in millions of Won)	2024		2023	2024	2023
Current service costs	~~W~~	65,526	54,721	133,348	113,833
Net interest costs		(5,011)	(6,848)	(10,585)	(14,623)

	~~W~~	60,515	47,873	122,763	99,210

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Due to customers for contract work	~~W~~	542,634	624,632
Advances received		354,899	304,441
Unearned revenue		67,340	69,062
Withholdings		300,988	297,442
Firm commitment liability		19,977	20,136
Others(* 1)		24,356	21,929

	~~W~~	1,310,194	1,337,642

Non-current
Unearned revenue	~~W~~	4,843	8,889
Others(* 1)		100,860	105,583

	~~W~~	105,703	114,472

(*1)

As of June 30, 2024 and December 31, 2023, the Group recognized the assumed liability amounting to ~~W~~50,752 million and ~~W~~56,325 million, respectively, related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited by Senex Holdings PTY LTD, a subsidiary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2024 and December 31, 2023 are as follows:

①	June 30, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	608,636	—	608,636	—	608,636
Short-term financial instruments		4,268,862	—	4,268,862	—	4,268,862
Equity securities		79,764	48,236	—	31,528	79,764
Debt securities		91,994	—	81,185	10,809	91,994
Other securities		736,398	—	—	736,398	736,398
Derivative hedging instruments(*2)		22,330	—	22,330	—	22,330
Fair value through other comprehensive income Equity securities		1,674,909	1,243,836	—	431,073	1,674,909
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		8,034,419	—	—	—	—
Trade accounts and notes receivable		9,884,286	—	—	—	—
Other receivables		2,990,190	—	—	—	—
Debt securities		916,254	—	—	—	—
Deposit instruments		5,718,029	—	—	—	—

	~~W~~	35,026,071	1,292,072	4,981,013	1,209,808	7,482,893

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	64,427	—	64,427	—	64,427
Borrowings		1,587,018	1,587,018	—	—	1,587,018
Other financial Liabilities		235,498	—	—	235,498	235,498
Derivative hedging instruments(*2)		15,132	—	15,132	—	15,132
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,712,870	—	—	—	—
Borrowings		27,072,688	—	26,721,143	—	26,721,143
Financial guarantee liabilities		14,557	—	—	—	—
Others		3,573,130	—	—	—	—

	~~W~~	38,275,320	1,587,018	26,800,702	235,498	28,623,218

(*1)	Fair value of financial assets and liabilities measured at amortized cost, except borrowings, approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

21. Financial Instruments (cont’d)

②	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	291,541	—	291,541	—	291,541
Short-term financial instruments		6,540,407	—	6,540,407	—	6,540,407
Equity securities		99,254	61,665	—	37,589	99,254
Debt securities		88,196	—	75,183	13,013	88,196
Other securities		669,687	—	270	669,417	669,687
Derivative hedging instruments(*2)		9,601	—	9,601	—	9,601
Fair value through other comprehensive income Equity securities		1,694,277	1,539,205	—	155,072	1,694,277
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,670,879	—	—	—	—
Trade accounts and notes receivable		9,155,853	—	—	—	—
Other receivables		2,750,036	—	—	—	—
Debt securities		295,201	—	—	—	—
Deposit instruments		4,423,327	—	—	—	—

	~~W~~	32,688,259	1,600,870	6,917,002	875,091	9,392,963

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	116,748	—	116,748	—	116,748
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Other financial Liabilities		119,258	—	—	119,258	119,258
Derivative hedging instruments(*2)		3,174	—	3,174	—	3,174
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,782,825	—	—	—	—
Borrowings		24,213,688	—	24,310,166	—	24,310,166
Financial guarantee liabilities		12,972	—	—	—	—
Others		3,241,459	—	—	—	—
Other financial Liabilities		65,256	—	—	—	—

	~~W~~	35,312,071	1,756,691	24,430,088	119,258	26,306,037

(*1)	Fair value of financial assets and liabilities measured at amortized cost, except borrowings, approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

2)	Finance income and costs by category of financial instrument for each of the six-month periods ended June 30, 2024 and 2023 are as follows:

①	For the six-month period ended June 30, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	99,499	—	59,230	327	159,056	—
Derivative assets		—	409,145	—	127,890	—	537,035	—
Financial assets at fair value through other comprehensive income		—	—	—	—	22,887	22,887	(76,947)
Financial assets measured at amortized cost		301,735	—	611,299	(38,349)	(7,124)	867,561	—
Financial liabilities at fair value through profit or loss		—	234,218	(74,475)	—	—	159,743	—
Derivative liabilities		—	42,523	—	(125,997)	—	(83,474)	(22)
Financial liabilities measured at amortized cost		(519,012)	—	(1,018,174)	—	(14,671)	(1,551,857)	—

	~~W~~	(217,277)	785,385	(481,350)	22,774	1,419	110,951	(76,969)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

21. Financial Instruments (cont’d)

②	For the six-month period ended June 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	3,516	348,160	—	133,684	457	485,817	—
Derivative assets		—	259,865	—	125,475	—	385,340	—
Financial assets at fair value through other comprehensive income		—	—	—	—	28,983	28,983	149,866
Financial assets measured at amortized cost		222,520	—	453,354	(41,236)	6,427	641,065	—
Financial liabilities at fair value through profit or loss		—	(120,304)	(82,454)	—	—	(202,758)	—
Derivative liabilities		—	(2,105)	—	(166,680)	—	(168,785)	(1,181)
Financial liabilities measured at amortized cost		(500,945)	—	(705,268)	—	(14,117)	(1,220,330)	—

	~~W~~	(274,909)	485,616	(334,368)	51,243	21,750	(50,668)	148,685

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2023.

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2024 and December 31, 2023 is as follows:

(Share, in Won)	June 30, 2024		December 31, 2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2024, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 20,328,560 and such ADRs are equivalent to 5,082,140 shares of common stock.
(*2)	As of June 30, 2024, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

(b)	Capital surplus as of June 30, 2024 and December 31, 2023 is as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		383,198	390,515

	~~W~~	1,656,017	1,663,334

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

23. Other Equity Items

Details of other equity items as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(15,407)	(180,964)
Changes in fair value of equity investments at fair value through other comprehensive income		57,709	153,279
Foreign currency translation differences		610,493	94,605
Gains or losses on valuation of derivatives		(837)	(644)
Others		(23,761)	980

	~~W~~	628,197	67,256

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

(shares, in millions of Won)	June 30, 2024			December 31, 2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Disposal of treasury shares	—		—	(27,030)		(2,650)

Ending	8,695,023	~~W~~	1,889,658	8,695,023	~~W~~	1,889,658

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the six-month periods ended June 30, 2024 and 2023 are as follows:

①	For the six-month period ended June 30, 2024

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Secondary battery materials	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	19,131,314	9,648,714	—	5,026	1,591,368	—	30,376,422
Revenue from services		432,743	1,588,599	58,063	165,983	2,516	4,790	2,252,694
Revenue from construction contract		—	—	3,758,839	—	13,608	—	3,772,447
Others		92,494	3,088	8,825	22,305	—	33,356	160,068

	~~W~~	19,656,551	11,240,401	3,825,727	193,314	1,607,492	38,146	36,561,631

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	19,223,808	9,651,802	189,927	27,331	1,591,368	33,356	30,717,592
Revenue recognized over time		432,743	1,588,599	3,635,800	165,983	16,124	4,790	5,844,039

	~~W~~	19,656,551	11,240,401	3,825,727	193,314	1,607,492	38,146	36,561,631

②	For the six-month period ended June 30, 2023

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Secondary battery materials	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	20,321,796	10,717,959	—	12,974	1,830,997	—	32,883,726
Revenue from services		413,870	1,656,847	70,799	204,055	2,247	12,203	2,360,021
Revenue from construction contract		—	—	4,051,298	—	24,123	—	4,075,421
Others		85,635	2,686	6,284	24,923	—	63,553	183,081

	~~W~~	20,821,301	12,377,492	4,128,381	241,952	1,857,367	75,756	39,502,249

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	20,407,431	10,720,645	47,900	38,124	1,830,997	63,552	33,108,649
Revenue recognized over time		413,870	1,656,847	4,080,481	203,828	26,370	12,204	6,393,600

	~~W~~	20,821,301	12,377,492	4,128,381	241,952	1,857,367	75,756	39,502,249

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

25. Revenue (cont’d)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended June 30, 2024 and 2023 are as follows:

①	For the three-month period ended June 30, 2024

(in millions of Won)			Infrastructure			Secondary battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,540,165	5,016,381	—	1,500	693,977	—	15,252,023
Revenue from services		196,881	889,025	32,805	82,350	639	900	1,202,600
Revenue from construction contract		—	—	1,944,860	—	6,516	—	1,951,376
Others		58,729	1,227	5,187	11,894	—	26,645	103,682

	~~W~~	9,795,775	5,906,633	1,982,852	95,744	701,132	27,545	18,509,681

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,598,894	5,017,608	177,848	13,394	693,977	26,645	15,528,366
Revenue recognized over time		196,881	889,025	1,805,004	82,350	7,155	900	2,981,315

	~~W~~	9,795,775	5,906,633	1,982,852	95,744	701,132	27,545	18,509,681

②	For the three-month period ended June 30, 2023

(in millions of Won)			Infrastructure			Secondary battery materials
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,226,688	5,692,130	—	3,676	931,911	—	16,854,405
Revenue from services		219,208	630,906	32,323	152,729	632	5,688	1,041,486
Revenue from construction contract		—	—	2,127,969	—	8,672	—	2,136,641
Others		44,927	1,177	4,480	8,536	—	29,719	88,839

	~~W~~	10,490,823	6,324,213	2,164,772	164,941	941,215	35,407	20,121,371

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,271,614	5,693,308	38,429	12,406	931,911	29,717	16,977,385
Revenue recognized over time		219,209	630,905	2,126,343	152,535	9,304	5,690	3,143,986

	~~W~~	10,490,823	6,324,213	2,164,772	164,941	941,215	35,407	20,121,371

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Receivables
Account receivables	~~W~~	9,884,286	9,155,853
Contract assets
Due from customers for contract work		1,552,502	1,901,966
Contract liabilities
Advance received		357,877	309,441
Due to customers for contract work		542,634	624,632
Unearned revenue		72,007	77,908

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

26. Contract under Input Method

(a)	Details of outstanding contracts as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024			December 31, 2023
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	25,337,217	246,847	28,663,723	272,321
Accumulated contract profit		1,730,772	45,770	2,499,061	36,954
Accumulated contract loss		(694,551)	(135)	(688,962)	(8,916)
Accumulated contract revenue		26,373,438	292,482	30,473,822	300,359

(b)	Details of due from customers for contract work and due to customers for contract work as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024			December 31, 2023
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,541,055	24,207	1,873,681	42,557
Due to customers for contract work		(532,966)	(9,668)	(608,339)	(16,293)

	~~W~~	1,008,089	14,539	1,265,342	26,264

(c)	Details of the provisions for construction loss as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Construction segment	~~W~~	73,254	48,825
Others		857	1,749

	~~W~~	74,111	50,574

(d)

For the six-month period ended June 30, 2024, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenues		Changes in estimated total contract costs	Net income	Future income	Total
Construction segment	~~W~~	307,253	535,210	(208,138)	(19,819)	(227,957)
Others		23,876	18,874	1,663	3,339	5,002

	~~W~~	331,129	554,084	(206,475)	(16,480)	(222,955)

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to June 30, 2024 and the estimated total contract revenue as of June 30, 2024. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

26. Contract under Input Method (cont’d)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for each of the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Wages and salaries	~~W~~	272,628	263,855	576,479	548,629
Expenses related to post-employment benefits		22,606	21,299	46,450	47,923
Other employee benefits		71,980	66,845	149,509	129,453
Travel		12,053	11,355	22,430	20,882
Depreciation		43,211	37,061	84,041	75,926
Amortization		29,409	23,454	56,622	45,977
Communication		2,419	2,662	6,309	5,362
Electricity		3,283	3,013	6,956	5,807
Taxes and public dues		33,594	39,186	48,831	54,368
Rental		17,293	15,296	22,058	26,614
Repairs		4,450	4,673	7,918	7,249
Entertainment		2,752	3,390	6,745	7,324
Advertising		24,962	24,296	45,314	45,373
Research & development		54,665	39,793	104,010	75,937
Service fees		72,806	58,970	126,153	95,571
Vehicles maintenance		1,963	2,074	3,971	3,996
Industry association fee		4,065	4,344	6,386	7,741
Conference		5,579	4,543	10,396	9,748
Others		14,317	17,288	31,166	31,515
Bad debt expenses		4,164	7,670	21,903	11,100

	~~W~~	698,199	651,067	1,383,647	1,256,495

(b)	Selling expenses

Selling expenses for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Freight and custody expenses	~~W~~	7,822	9,366	13,902	25,209
Operating expenses for distribution center		354	2,329	619	3,068
Sales commissions		19,703	18,299	41,757	40,720
Sales advertising		239	405	439	1,143
Sales promotion		2,464	3,660	5,207	6,914
Sample		557	496	1,125	994
Sales insurance premium		7,444	7,810	15,683	16,358
Contract cost		4,208	11,672	22,074	19,003
Others		2,007	2,510	4,355	6,443

	~~W~~	44,798	56,547	105,161	119,852

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Finance income
Interest income(* 1)	~~W~~	129,299	121,745	301,735	226,036
Dividend income		5,004	12,314	23,214	29,440
Gain on foreign currency transactions		327,981	434,308	632,824	914,686
Gain on foreign currency translations		162,429	161,391	464,956	494,547
Gain on derivatives transactions		65,659	80,544	143,833	138,895
Gain on valuations of derivatives		214,933	46,275	515,281	315,213
Gain on disposal of financial assets at fair value through profit or loss		49,440	56,196	74,727	143,119
Gain on valuation of financial assets at fair value through profit or loss		41,331	61,734	126,637	390,197
Gain on valuation of financial liabilities at fair value through profit or loss		90,217	—	234,218	—
Others		1,729	2,751	4,898	8,676

	~~W~~	1,088,022	977,258	2,522,323	2,660,809

Finance costs
Interest expenses	~~W~~	272,211	256,385	519,012	500,945
Loss on foreign currency transactions		287,728	391,288	553,796	827,666
Loss on foreign currency translations		439,002	301,274	1,025,334	915,935
Loss on derivatives transactions		81,395	98,913	141,940	180,100
Loss on valuation of derivatives		16,714	(18,259)	63,613	57,453
Loss on disposal of trade accounts and notes receivable		20,920	22,533	38,349	41,236
Loss on disposal of financial assets at fair value through profit or loss		2,603	3,299	15,497	9,435
Loss on valuation of financial assets at fair value through profit or loss		14,265	30,497	27,138	42,037
Loss on valuation of financial liabilities at fair value through profit or loss		—	47,672	—	120,304
Others		18,352	5,032	26,693	16,366

	~~W~~	1,153,190	1,138,634	2,411,372	2,711,477

(*1)	Interest income calculated using the effective interest method for each of the six-month periods ended June 30, 2024 and 2023 amounts to ~~W~~301,735 million and ~~W~~222,520 million, respectively.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Other non-operating income
Recovery of other bad debt expenses	~~W~~	1,369	230	3,691	555
Gain on disposals of investments in subsidiaries, associates and joint ventures(*1)		7,078	188	7,096	184,844
Gain on foreign currency transactions		6,053	3,213	12,050	5,499
Gain on valuation of firm commitment		17,876	(2,974)	31,323	5,562
Reversal of other provisions		(219)	1,456	2,240	9,758
Premium income		311	1,649	607	8,930
Gain on bargain purchase(*1)		—	—	—	32,965
Gain on disposals of emission rights		10,373	24,059	13,343	24,059
Others		26,426	8,044	56,346	40,779

	~~W~~	69,267	35,865	126,696	312,951

Other non-operating expenses
Other bad debt expenses	~~W~~	752	3,329	11,599	11,150
Loss on disposals of assets held for sale(*2)		3,590	—	34,812	102,470
Loss on disposals of investments in subsidiaries, associates and joint ventures		42,574	17	42,594	4,401
Loss on disposals of property, plant and equipment		22,975	48,979	36,340	67,666
Impairment loss on property, plant and equipment		22,491	143,257	63,122	143,257
Impariment loss on intangible assets		—	4,772	11	4,772
Loss on valuation of firm commitment		17,835	13,392	19,144	22,270
Idle tangible asset expenses		875	5,916	2,341	12,283
Increase to provisions		4,114	5,274	7,193	6,545
Donations		11,938	3,825	35,071	32,632
Others		5,792	9,976	42,586	36,330

	~~W~~	132,936	238,737	294,813	443,776

(*1)

During the six-month period ended June 30, 2023, investments in QSONE Co.,Ltd., which had been previously classified as investments in associates, were reclassified as investments in subsidiaries. As a result, the Group recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~32,965 million of gain on bargain purchase.

(*2)

During the six-month period ended June 30, 2023, the Group disposed of CSP - Compania Siderurgica do Pecem, which was classified as assets held for sale, and recognized ~~W~~102,470 million of loss on disposals of assets held for sale.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2024 and 2023 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Raw material used, changes in inventories and others	~~W~~	10,021,927	12,834,073	20,487,292	25,413,705
Employee benefits expenses		1,205,676	1,071,420	2,416,870	2,137,186
Outsourced processing cost		2,772,605	2,565,434	5,322,194	4,984,856
Electricity and water expenses		260,632	289,789	583,210	564,669
Depreciation(*1)		807,197	815,744	1,688,062	1,645,824
Amortization		113,920	119,686	236,561	242,477
Freight and custody expenses		569,508	571,234	1,243,976	1,085,533
Sales commissions		19,703	18,299	41,757	40,720
Loss on disposal of property, plant and equipment		22,975	48,979	36,340	67,666
Impairment loss on property, plant and equipment		22,491	143,257	63,122	143,257
Impariment loss on intangible assets		—	4,772	11	4,772
Donations		11,937	3,825	35,071	32,632
Other expenses		2,062,045	547,367	3,366,956	1,551,796

	~~W~~	17,890,616	19,033,879	35,521,422	37,915,093

(*1)	Includes depreciation of investment property.

31. Income Taxes

The effective tax rates of the Group for each of the six-month periods ended June 30, 2024 and 2023 are 20.52% and 20.43%, respectively.

In 2023, the Pillar Two legislation has been enacted in the Republic of Korea, where the controlling company of the Group is domiciled, and will be effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the six-month period ended June 30, 2024 as the Group is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. As a result of the Group’s assessment on the Pillar Two income taxes, the Group did not recognize any income tax expense for the six-month period ended June 30, 2024 as the impact of the global minimum top-up tax on the interim condensed consolidated financial statements as of June 30, 2024 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes, and accordingly, the Group did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(in Won, except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Profit attributable to controlling interest	~~W~~	529,933,233,564	689,732,922,913	1,070,648,510,509	1,416,152,245,557
Weighted-average number of common shares outstanding(*1)		75,876,207	75,876,207	75,876,207	75,862,767

Basic earnings per share	~~W~~	6,984	9,090	14,110	18,667

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2024	2023	2024	2023
Total number of common shares issued	84,571,230	84,571,230	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,695,023)	(8,695,023)	(8,695,023)	(8,708,463)

Weighted-average number of common shares outstanding	75,876,207	75,876,207	75,876,207	75,862,767

(b)

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of June 30, 2024. Considering the anti-dilution effect as of June 30, 2023, the Group did not calculate diluted earnings per share. Diluted earnings per share for the three-month and six-month periods ended June 30, 2024 are calculated as follows:

(in Won, except share information)	For the three-month period ended June 30, 2024		For the six-month period ended June 30, 2024
Profit for the period	~~W~~	529,933,233,564	1,070,648,510,509
Gain or loss from revaluation of and exchange rate on exchangeable bonds		(42,639,885,285)	(130,478,878,909)
Adjusted weighted-average number of common shares outstanding(* 1)		79,144,249	79,133,915
Diluted earnings(loss) per share		6,157	11,881

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024
Weighted-average number of common shares outstanding	75,876,207	75,876,207
Weighted-average number of potential common shares	3,268,042	3,257,708

Adjusted weighted-average number of common shares	79,144,249	79,133,915

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

33. Related Party Transactions

(a)	Related parties of the Group as of June 30, 2024 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co., Ltd., SNNC and others .

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co., Ltd, South -East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others .

(b)	Significant transactions between the Group and its related parties for each of the six-month periods ended June 30, 2024 and 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	116,952	—	1,427	—	128
SNNC		62,058	—	3	197,081	65
POSCO-SAMSUNG-SLOVAKIA PROCESSING		23,625	—	13	782	—
Gunggi Green Energy		17,933	—	—	—	3,155
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		6,710	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		26,485	—	—	1	—
South-East Asia Gas Pipeline Company Ltd.		—	35,255	—	—	—
POSCO MC MATERIALS		57,155	1,800	—	2,608	186
Samcheok Blue Power Co., Ltd.		139,917	5,424	428	—	—
Pocheon-Hwado Highway Corp.		50,663	—	—	—	1
POSCO(Guangdong) Automotive Steel Co., Ltd		133,238	—	—	157,256	—
HBIS-POSCO Automotive Steel Co., Ltd		23,714	—	—	12,396	—
Roy Hill Holdings Pty Ltd		—	218,861	—	958,554	—
Others		48,069	75,307	3,467	81,432	54,954

	~~W~~	706,519	336,647	5,338	1,410,110	58,489

(*1)	As of June 30, 2024, the Group provides payment guarantees to related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

33. Related Party Transactions (cont’d)

2)	For the six-month period ended June 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	99,953	—	—	—	220
SNNC		88,677	—	87	303,305	1,317
Noeul Green Energy		6,499	—	—	—	1,182
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		7,505	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		20,125	—	—	74	—
South-East Asia Gas Pipeline Company Ltd.		—	40,971	—	—	—
POSCO MC MATERIALS		48,255	—	46	3,787	75
Samcheok Blue Power Co., Ltd.		291,044	4,996	—	—	—
Pocheon-Hwado Highway Corp.		47,879	—	—	—	—
Roy Hill Holdings Pty Ltd		—	171,174	—	838,883	—
Others		238,272	100,772	5,475	257,416	55,631

	~~W~~	848,209	317,913	5,608	1,403,465	58,425

(*1)	As of June 30, 2023, the Group provides payment guarantees to related parties (see Note 34).

(c)	The balances of receivables and payables arising from significant transactions between the Group and its related parties as of June 30, 2024 and December 31, 2023 are as follows:

1)	June 30, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	28,547	—	1,690	30,237	—	13,465	13,465
Gunggi Green Energy		6,502	—	8,450	14,952	—	646	646
POSCO(Guangdong) Automotive Steel Co., Ltd		40,406	2,397	3	42,806	37,945	—	37,945
AMCI(WA)PTYLTD		—	140,730	—	140,730	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd		14,785	—	—	14,785	3,466	5,381	8,847
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		3,705	—	—	3,705	—	—	—
Samcheok Blue Power Co., Ltd.		175,180	—	129	175,309	—	76,917	76,917
Nickel Mining Company SAS		—	66,918	382	67,300	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		16,601	—	—	16,601	—	—	—
POSCO MC MATERIALS		11,876	—	75	11,951	649	17	666
Pocheon-Hwado Highway Corp.		11,161	—	—	11,161	—	9,028	9,028
UITrans LRT Co., Ltd.		1,139	51,049	8,964	61,152	—	2,554	2,554
Roy Hill Holdings Pty Ltd		83,192	—	22,136	105,328	287,688	—	287,688
SNNC		11,446	—	70	11,516	14,766	1,755	16,521
FQM Australia Holdings Pty Ltd		—	277,887	—	277,887	—	—	—
Others		19,779	16,259	130,948	166,986	7,113	8,323	15,436

	~~W~~	424,319	555,240	172,847	1,152,406	351,627	118,444	470,071

(*1)	As of June 30, 2024, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~434,603 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

33. Related Party Transactions (cont’d)

2)	December 31, 2023

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	15,260	—	1,497	16,757	—	39,089	39,089
Gunggi Green Energy		10,714	—	8,450	19,164	—	149	149
POSCO(Guangdong) Automotive Steel Co., Ltd		59,910	—	3	59,913	52,961	—	52,961
AMCI(WA)PTYLTD		—	110,540	—	110,540	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd		21,912	—	103	22,015	1,805	8,837	10,642
POS-SeAH Steel Wire(Tianjin) CO., Ltd.		4,086	—	—	4,086	—	—	—
Samcheok Blue Power Co., Ltd.		162,759	—	213	162,972	—	9,605	9,605
Nickel Mining Company SAS		—	64,197	582	64,779	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,162	—	—	14,162	—	—	—
POSCO MC MATERIALS		13,835	—	82	13,917	1,156	—	1,156
Pocheon-Hwado Highway Corp.		33,944	—	—	33,944	—	7,712	7,712
UITrans LRT Co., Ltd.		—	46,335	8,395	54,730	—	2,398	2,398
Roy Hill Holdings Pty Ltd		88,217	—	22,002	110,219	263,440	—	263,440
SNNC		15,072	—	60	15,132	25,352	1,731	27,083
FQM Australia Holdings Pty Ltd		—	256,938	1,394	258,332	—	—	—
Others		17,499	16,589	124,849	158,937	4,837	5,599	10,436

	~~W~~	457,370	494,599	167,630	1,119,599	349,551	75,478	425,029

(*1)	As of December 31, 2023, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~404,872 million.

(d)	Major financial transactions between the Group and its related parties for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	4,718	—	(4)	51,049
PT. Tanggamus Electric Power		4,826	—	(644)	245	4,427
Nickel Mining Company SAS		64,197	—	—	2,721	66,918
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	190	1,390
Hyo-chun Co., Ltd.		2,382	—	—	1	2,383
AMCI (WA) PTY LTD		112,177	3,018	—	25,535	140,730
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,158	—	—	174	5,332
FQM Australia Holdings Pty Ltd		256,938	1,543	—	19,406	277,887
POHANG E&E Co. , LTD		1,646	1,082	—	—	2,728
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	39,330	(51,757)	492	2,397

	~~W~~	510,570	49,691	(53,780)	48,760	555,241

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

33. Related Party Transactions (cont’d)

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd		247,868	2,637	—	6,433	256,938
POHANG E&E Co. , LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	~~W~~	532,515	20,628	(69,477)	12,572	496,238

(*1)	Includes adjusted foreign currency translation differences and others.

(e)	For each of the six-month periods ended June 30, 2024 and 2023, details of compensation to the Group’s key management officers are as follows:

(in millions of Won)	June 30, 2024		June 30, 2023
Short-term benefits	~~W~~	85,415	92,034
Long-term benefits		4,878	4,524
Retirement benefits		14,934	18,602

	~~W~~	105,227	115,160

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Group has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Group as of June 30, 2024 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	277,840	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,500,197	501,595,483	696,816
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	83,352	60,000,000	83,352
	POSCO-VIETNAM Co., Ltd.	Shinhan Bank and others	USD	110,000,000	152,812	80,000,000	111,136
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	680,000,000	944,656	680,000,000	944,656
	POSCO COATED STEEL (THAILAND) CO., LTD.	HSBC and others	THB	4,000,000,000	150,840	2,880,000,000	108,605
	POSCO Maharashtra Steel Private Limited	DBS	USD	40,000,000	55,568	20,000,000	27,784
	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	136,500,000	189,626	136,500,000	189,626
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	POSCO Asia Co., Ltd.	USD	180,000,000	250,056	150,000,000	208,380
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	18,337	11,000,000	15,281
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,232,000,000,000	104,350	1,160,000,000,000	98,252
	POSCO ASSAN TST STEEL INDUSTRY Inc	Woori Bank Hong Kong and others	USD	13,650,000	18,963	13,650,000	18,963
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam				19,467,000	27,044
	POSCO INTERNATIONAL AMERICA CORP.					20,013,497	27,803
	POSCO INTERNATIONAL JAPAN Corp.					6,380,531	8,864
	POSCO INTERNATIONAL SINGAPORE PTE., LTD.					—	—
	POSCO INTERNATIONAL MALAYSIA SDN. BHD.					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL NARRABRI INVESTMENT		USD	50,000,000	69,460	—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	37,508	27,000,000	37,508
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	5,000,000	6,946	5,000,000	6,946
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	142,953	47,251,419	65,642
	Posco International Mexico e-Mobility S.A DE C.V.	Export-Import Bank of Korea and others	USD	31,054,800	43,141	30,379,000	42,203
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,042	750,000	1,042
POSCO Eco & Challenge Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	Credit Agricole and others	USD	21,000,000	29,173	21,000,000	29,173
POSCO STEELEON CO., LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,984,947	19,428	9,952,170	13,826
POSCO FUTURE M CO., LTD.	ULTIUM CAM GP INC.	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	303,684	29,538,400	29,945
POSCO WIDE Co., Ltd	POSCO	Seoul Guarantee Insurance	KRW	30	30	30	30
	POSCO FUTURE M CO., LTD.		KRW	210	210	210	210
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	68,405	46,000,000	68,405
POSCO	LLP POSUK Titanium	SMBC London	USD	13,050,000	18,129	13,050,000	18,129
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,238	6,650,000	9,238
POSCO Eco & Challenge Co., Ltd.(*1)	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	127,700	127,700	127,700	127,700
[Others]
POSCO Eco & Challenge Co., Ltd.(*2)	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	1,259,764	1,259,764	502,569	502,569
POSCO WIDE Co., Ltd.	Korea Electric Power Corporation and others	Seoul Guarantee Insurance	KRW	2,176	2,176	2,176	2,176
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	16,746,000	15,463	16,746,000	15,463
PT. Bio Inti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	6,776	30,933,333,333	2,620
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	833,764,043	13,882	833,764,043	13,882

			USD	2,784,643,154	3,868,425	1,859,639,100	2,583,412
			KRW	1,389,880	1,389,880	632,685	632,685
			IDR	1,312,000,000,000	111,126	1,190,933,333,333	100,872
			INR	833,764,043	13,882	833,764,043	13,882
			THB	4,000,000,000	150,840	2,880,000,000	108,605
			EUR	46,000,000	68,405	46,000,000	68,405
			AUD	16,746,000	15,463	16,746,000	15,463
			CAD	299,562,500	303,684	29,538,400	29,945

(*1)	The above contingencies include PF contracts, which provide credit enhancement through payment guarantee in relation to the SOC projects as of June 30, 2024.
(*2)	The above contingencies include PF contracts, which guarantee the subcontractors’ intermediate payment loans in relation to the maintenance projects and others as of June 30, 2024.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

2)	Details of credit enhancements by type of the Group’s PF business as of June 30, 2024 are as follows:

①	Maintenance projects and others

a.	The information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follow:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	45,844	38,203	38,203	—	—	—	38,203	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		538,200	301,300	301,300	—	16,300	—	—	285,000	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project	Main PF	Debt assumption		928,286	418,846	418,846	22,500	38,100	91,020	123,545	96,817	46,864
	Other projects	Mastern 123 Yeoju	Main PF	Debt assumption
		Samgyo PFV co., Ltd.				63,700	49,000	49,000	49,000	—	—	—	—	—
	Other projects	Civic Center PFV	Bridge loan	Debt assumption		45,000	45,000	45,000	—	—	45,000	—	—	—
	Other projects	Daon I & P	Main PF	Joint guarantee		36,000	4,600	4,600	—	—	—	4,600	—	—
	Other projects	Ecocity	Main PF	Debt assumption		53,300	22,800	22,800	—	—	—	—	22,800	—
POSCO DX	Other projects	Jeonnong schoo keeper co. and others	Main PF	Supplemental funding agreement		1,122,320	123,309	434,762	—	—	—	—	—	434,762

						2,248,606	663,555	975,008	71,500	38,100	136,020	128,145	119,617	481,626

					~~W~~	2,832,650	1,003,058	1,314,511	71,500	54,400	136,020	166,348	404,617	481,626

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of construction of office buildings, retail shops, warehouses and educational facilities.

b.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of June 30, 2024 are as follows:

(in millions of Won)	Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	21	~~W~~	5,865,693	2,436,351	1,254,117

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt acceptance upon loan origination amounts to ~~W~~78,443 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of guarantee for construction completion may vary depending on factors such as the reasons attributable to the project participants upon actual execution of guarantee for the responsibility completion.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

c.	Details of contingencies of claim for damages in the event of non-compliance with construction completion covenant as of June 30, 2024 are as follows:

(in millions of Won)	Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	1	~~W~~	309,261	76,000	20,000
Other projects	38		10,149,491	8,304,070	6,208,267

	39	~~W~~	10,458,752	8,380,070	6,228,267

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~53,600 million for the maintenance projects.

(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of guarantee for construction completion may vary depending on factors such as the reasons attributable to the project participants upon actual execution of guarantee for the responsibility completion.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount	Remaining balance after repayment
(Associates and joint ventures)
POSCO DX	UITrans LRT Co., Ltd(*l )	Providing funds and debt assumption	2	~~W~~ 81,883	31,797
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1	24,923	22.323
POSCO Eco & Challenge Co., Ltd	UITrans LRT Co., Ltd(*l )	Providing funds and debt assumption	2	205,051	160,698
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1	319,526	286,182
	POHANG E&E Co., LTD(*3)	Providing funds and supplemental funding agreement	2	71,930	47,664
	Pureun Tongyeong Enviro Co., Ltd.(*3)	Providing funds	1	22,714	11 ,728
	Pure Gimpo.Co., Ltd(*3)	Providing funds	1	51,565	24,687
	Clean lksan Co., Ltd(*3)	Providing funds	1	44,054	23.130

			11	821,646	608.209

[Others]
POSCO DX	Western Inland highway CO., LTD.	Providing funds	1	47,348	21 ,876
	Susan Sanseong Tunnel	Refinancing	1	7,621	13,648
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO., LTD. and others	Supplemental funding agreement	11	62.720	30.047
	Western Inland highway CO., LTD. and others	Providing funds	44	2.884.656	1,397,119
	Pohang Youngil Bay New Port	Debt assumption	1	2.250	1.602
	Busan Sanseong Tunnel	Refinancing	1	35.296	26,750

			59	3,039,891	1,491,042

			70	~~W~~ 3,861,537	2,099,251

(*1)	The Group provides a funding commitment of ~~W~~79,625 million (including other shares: ~~W~~279,900 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~308,505 million (including other shares: ~~W~~558,077 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*3)	The Group provides a funding commitment of ~~W~~103,437 million (including other shares: ~~W~~189,587 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of June 30, 2024, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	10,845	10,845	TRADE INSURANCE CORPORATION and others
POSCO WIDE Co., Ltd	POSCO Eco & Challenge Co., Ltd.	Guarantee on performance and others		255	255	Seoul Guarantee Insurance
	POSCO DX	Guarantee on performance		11	11	Seoul Guarantee Insurance
	POSCO STEELEON CO., LTD.	Guarantee on performance		45	45	Seoul Guarantee Insurance
	POSCO INTERNATIONAL Corporation	Guarantee on performance		134	134	Seoul Guarantee Insurance

				11,290	11,290

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT. Tanggamus Electric Power	Letter of credit		2,818	2,818	Hana Bank
	PT. Wampu Electric Power	Letter of credit		3,056	3,056	Hana Bank
	Pocheon-Hwado Highway Corp.	Guarantee on performance for projects		23,315	23,315	Construction Guarantee Cooperative
				29,189	29,189
[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd and others	Guarantee on performance for construction and others		7,449,441	7,449,357	Construction Guarantee Cooperative and others
POSCO WIDE Co., Ltd	Pureun Paju Co., Ltd. and others	Guarantee on performance and others		17,495	17,495	Seoul Guarantee Insurance
POSCO M-TECH	DONGKUK STEEL MILL CO., LTD.	Guarantee on performance		1,309	1,309	Seoul Guarantee Insurance
Shinan Green Energy Co., LTD.	Sinan-gun Jeollanam-do	Guarantee on performance		2,963	2,963	Seoul Guarantee Insurance
POSCO DX	Western Inland highway CO., LTD. and others	Supplemental funding agreement and others		1,685	1,685	Kookmin Bank and others

				7,472,893	7,472,809

			~~W~~	7,513,372	7,513,288

②	As of June 30, 2024, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	6,906,838	6,906,838
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		890,187	477,569
Seoul Guarantee Insurance	Construction performance guarantee and others		564,380	564,380
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		5,225,790	5,220,539
Woori Bank and others	Foreign currency guarantee		2,250,568	888,981
Korea software financial cooperative	Guarantee on performance for contracts		122,088	122,088
Seoul Guarantee Insurance	Guarantee on performance for contracts		49,381	49,381
Construction Guarantee Cooperative	Guarantee on performance for contracts		4,397	4,397

		~~W~~	16,013,629	14,234,173

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

(c)	Other commitments

Details of other commitments of the Group as of June 30, 2024 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of June 30, 2024, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 3,247,373 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2024.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2024, 40 million tons of iron ore and 11 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of June 30, 2024, there are 36 vessels under contract, and the average remaining contract period is about 7 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years. Meanwhile, POSCO INTERNATIONAL Corporation has signed an LNG SPA with Cheniere Marketing, LLC for the purpose of supplying LNG to POSCO. As an actual buyer of LNG, POSCO provides performance guarantee for POSCO INTERNATIONAL Corporation’s SPA to producer, Cheniere Marketing, LLC. The performance guarantee contract period is from September 30, 2022 to the date of expiration of SPA contract which is September 30, 2046, or the date of termination of payment obligation under the guarantee contract.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of June 30, 2024, the amount which is exposed to the ship purchase agreements entered into is USD 31 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in December 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of June 30, 2024, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment. Among them, the remaining amount of the core capital investment obligation is ~~W~~17,509 million and the payment period is expected to be in the fourth quarter of 2024.

POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.)	In accordance with the GP Shareholders Agreement between POSCO FUTURE MATERIALS CANADA INC. and GM Battery Raw Materials Corporation (hereinafter referred to as GM), if, POSCO FUTURE M Co., LTD. (POSCO FUTURE MATERIALS CANADA INC’s shareholders) fails to obtain approval for the export of national core technology under the ‘Act On Prevention Of Divulgence And Protection Of Industrial Technology’ in Korea within two years from the date of signing the agreement, GM may sell its shares of ULTIUM CAM GP INC. and ULTIUM CAM LIMITED PARTNERSHIP held by Posco Future Materials Canada Inc GM has the right to exercise this put option until the 27th month from the date of signing the agreement. When GM exercises the put option, Posco Future Materials Canada Inc. is required to immediately purchase GM’s shares at a price of the fair market value of GM’s shares or 125% of the total amount of capital contributions made by GM before the closing of the sale, whichever amount is greater. As of June 30, 2024, the Company recognized ~~W~~170,241 million as other financial liabilities related to the terms of this agreement.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

34. Commitments and Contingencies (cont’d)

(d)	Litigation in progress

The Group is involved in 392 lawsuits aggregating to ~~W~~1,045.1 billion as defendant as of June 30, 2024, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~51.4 billion for 42 lawsuits based on its reliable estimate of outflow of resources. However, the Group has not recognized any provisions for the other lawsuits and claim since the Group believes that it does not have a present obligation as of June 30, 2024.

(e)	Other contingencies

Other major contingencies for the Group as of June 30, 2024 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of June 30, 2024, POSCO INTERNATIONAL Corporation has provided 24 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of June 30, 2024, POSCO Eco & Challenge Co., Ltd. has provided 39 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of June 30, 2024, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	June 30, 2024		June 30, 2023
Trade accounts and notes receivable	~~W~~	(71,203)	(1,730,909)
Other receivables		(28,163)	(30,340)
Inventories		511,035	481,241
Other current assets		(85,752)	(78,514)
Other non-current assets		8,506	(4,395)
Trade accounts and notes payable		(417,073)	311,826
Other payables		(99,670)	(487,729)
Other current liabilities		(3,409)	(169,785)
Provisions		(75,432)	(98,110)
Right to use and profit		101,557	—
Payments of severance benefits		(211,028)	(178,504)
Plan assets		107,555	125,929
Other non-current liabilities		(9,575)	(27,549)

	~~W~~	(272,652)	(1,886,839)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. During the six-month period ended June 30, 2024, the Group changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Group has classified the business segment and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Secondary battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(b)

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions of transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(c)	The information about reportable segments as of and for each of the six-month periods ended June 30, 2024 and 2023 is as follows:

1)	For the six-month period ended June 30, 2024

			Infrastructure			Secondary bettery materials
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	19,656,551	11,240,401	3,825,727	193,314	1,607,490	38,148	36,561,631
Internal revenues		11,236,484	10,393,136	1,382,383	1,886,062	495,615	1,077,385	26,471,065
Inter segment revenues		7,335,342	4,756,841	1,319,861	1,873,072	479,907	1,066,528	16,831,551
Total revenues		30,893,035	21,633,537	5,208,110	2,079,376	2,103,105	1,115,534	63,032,697
Segment profits		465,810	430,258	18,095	71,514	(12,699)	1,118,847	2,091,825

2)	For the six-month period ended June 31, 2023

			Infrastructure			Secondary bettery materials
(in millions of Won)	Steel		Construction	Trading	Energy and others		Others	Total
External revenues	~~W~~	20,821,301	12,377,492	4,128,381	241,952	1,857,367	75,756	39,502,249
Internal revenues		11,495,481	9,792,258	885,957	1,638,778	498,188	771,340	25,082,002
Inter segment revenues		7,808,416	4,690,516	824,581	1,633,246	496,674	761,681	16,215,114
Total revenues		32,316,782	22,169,750	5,014,338	1,880,730	2,355,555	847,096	64,584,251
Segment profits		819,576	505,524	91,304	78,067	52,748	767,936	2,315,155

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2024 and 2023 (Unaudited)

36. Operating Segments (cont’d)

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

(in millions of Won)	June 30, 2024		June 30, 2023
Total profit for reportable segments	~~W~~	2,091,825	2,315,155
Corporate fair value adjustments		(34,317)	183,004
Elimination of inter-segment profit		(903,473)	(881,889)
Income tax expense		298,001	414,884

Profit before income tax expense	~~W~~	1,452,036	2,031,154

37. Events After the Reporting Period

(a)

Pursuant to the resolution of the Board of Directors on July 12, 2024, the Company decided to retire treasury shares for 1,691,425 common shares held as of July 12, 2024, and to newly purchase and retire 255,428 common shares and retired treasury shares on July 31 and August 6, 2024 respectively.

(b)	Pursuant to the resolution of the Board of Directors on August 9, 2024, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

(c)

POSCO FUTURE M CO., LTD, a subsidiary, issued the 22-1 and 22-2 unsecured bonds for the purpose of facility funds and debt repayment, and the amount of issuance is ~~W~~480 billion and ~~W~~120 billion, respectively, on July 24, 2024.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for the six-month period ended June 30, 2024

with the independent auditor’s review report

Ernst & Young Han Young 2-4F, 6-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of June 30, 2024, and the related interim condensed separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2024, interim condensed separate statement of changes in equity and interim condensed separate statement of cash flows for the six-month period ended June 30, 2024, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

1

Other matters

The interim condensed separate statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and interim condensed separate statement of changes in equity and interim condensed separate statement of cash flows for the six-month period ended June 30, 2023, prepared in accordance with KIFRS 1034 and presented for comparative purposes, have been reviewed by Samjong KPMG, whose review report dated August 11, 2023 expressed an unqualified review conclusion thereon.

Moreover, the separate statement of financial position as of December 31, 2023, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein), have been audited by Samjong KPMG, in accordance with KSA, whose report dated March 13, 2024 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2023, presented for comparative purposes, is not different, in all material respects, from the above audited separate statement of financial position.

Ernst & Young Han Young

August 14, 2024

This review report is effective as of August 14, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

2

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position

as of June 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	June 30, 2024 (unaudited)		December 31, 2023
Assets
Cash and cash equivalents	18	~~W~~	888,166	376,914
Trade accounts and notes receivable, net	4,18,22		160,999	238,332
Other receivables, net	5,18,29		50,983	68,821
Other short-term financial assets	6,18		3,690,310	3,940,743
Current income tax assets			6,227	32,015
Other current assets	11		4,500	1,074

Total current assets			4,801,185	4,657,899

Other receivables, net	5,18,29		11,569	6,955
Other long-term financial assets	6,18		855,864	1,131,074
Investments in subsidiaries, associates and joint ventures	7		45,882,729	45,321,370
Investment property, net	8		307,200	309,900
Property, plant and equipment, net	9		314,328	197,787
Intangible assets, net	10		17,946	19,341
Defined benefit assets, net	16		3,060	—
Other non-current assets	11		8,005	1,872

Total non-current assets			47,400,701	46,988,299

Total assets		~~W~~	52,201,886	51,646,198

(continued)

3

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position, continued

as of June 30, 2024 (Unaudited) and December 31, 2023

(in millions of Won)	Notes	June 30, 2024 (unaudited)		December 31, 2023
Liabilities
Short-term borrowings and current installments of long-term borrowings	12,18	~~W~~	1,587,018	1,756,691
Other current payables	13,18,22,29		54,369	39,739
Other short-term financial liabilities	14,18,29		2,509	1,571
Provisions	15		11,611	14,983
Other current liabilities	17,22		6,000	6,686

Total current liabilities			1,661,507	1,819,670

Long-term borrowings, excluding current installments	12,18		1,418	1,316
Other non-current payables	13,18,29		30,201	26,804
Other long-term financial liabilities	14,18,29		10,491	6,968
Defined benefit liabilities, net	16		—	4,283
Deferred tax liabilities			2,307,283	2,281,500
Long-term provisions	15,30		3,391	2,634
Other non-current liabilities	17,22		2,909	3,158

Total non-current liabilities			2,355,693	2,326,663

Total liabilities			4,017,200	4,146,333

Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,367,990	1,370,557
Accumulated other comprehensive income (loss)	20		(54,054)	30,678
Treasury shares	21		(1,889,658)	(1,889,658)
Retained earnings			48,278,005	47,505,885

Total equity			48,184,686	47,499,865

Total liabilities and equity		~~W~~	52,201,886	51,646,198

The accompanying notes are an integral part of the interim condensed separate financial statements.

4

POSCO HOLDINGS INC.

Interim condensed separate statements of comprehensive income for each of the three-month and six-month periods

ended June 30, 2024 and 2023 (Unaudited)

(in millions of Won, except per share informations)		For the three-month period ended June 30 (Unaudited)			For the six-month period ended June 30 (Unaudited)
	Notes	2024		2023	2024	2023
Operating revenue	22,29	~~W~~	159,861	231,840	1,058,598	794,827
Operating expenses	23,26,29		(103,847)	(86,018)	(189,509)	(155,115)

Operating profit			56,014	145,822	869,089	639,712

Finance income and costs	18,24
Finance income			156,283	44,069	365,708	205,197
Finance costs			(43,304)	(56,651)	(84,884)	(205,883)
Other non-operating income and expenses	25,26,29
Other non-operating income			1,397	805	1,567	9,071
Other non-operating expenses			(4,584)	(534)	(5,270)	(1,438)

Profit before income tax			165,806	133,511	1,146,210	646,659
Income tax benefit (expense)	27		26,433	46,794	(12,633)	85,387

Profit			192,239	180,305	1,133,577	732,046
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	16		(196)	(68)	(232)	(213)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,18,20		(47,855)	(43,084)	(66,576)	79,066

Total comprehensive income		~~W~~	144,188	137,153	1,066,769	810,899

Earnings per share (in Won)	28
Basic earnings per share (in Won)			2,534	2,376	14,940	9,650
Diluted earnings per share (in Won)		~~W~~	1,890	2,376	12,676	9,650

The accompanying notes are an integral part of the interim condensed separate financial statements.

5

POSCO HOLDINGS INC.

Interim condensed separate statements of changes in equity

for each of the six-month periods ended June 30, 2024 and 2023 (Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2023	~~W~~	482,403	1,360,894	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	732,046	732,046
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(213)	(213)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	78,730	—	336	79,066
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	(189,692)	(189,692)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947
Share-based payment		—	(2,034)	—	—	—	(2,034)

Balance as of June 30, 2023	~~W~~	482,403	1,362,943	(110,071)	(1,886,444)	47,800,454	47,649,285

Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit		—	—	—	—	1,133,578	1,133,578
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(232)	(232)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(84,732)	—	18,156	(66,576)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(189,691)	(189,691)
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of June 30, 2024	~~W~~	482,403	1,367,990	(54,054)	(1,889,658)	48,278,005	48,184,686

The accompanying notes are an integral part of the interim condensed separate financial statements.

6

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows

for each of the six-month periods ended June 30, 2024 and 2023 (Unaudited)

		For the six-month period ended
(in millions of Won)	Notes	June 30, 2024 (unaudited)		June 30, 2023 (unaudited)
Cash flows from operating activities
Profit		~~W~~	1,133,578	732,046
Adjustments for :
Expenses related to post-employment benefit			3,551	3,807
Depreciation			6,813	5,455
Amortization			848	583
Impairment loss on trade and other receivables			106	—
Finance income			(362,671)	(199,625)
Dividend income			(964,715)	(689,024)
Finance costs			84,181	203,255
Gain on disposal of intangible assets			(54)	—
Loss on disposal of intangible assets			198	—
Loss on disposal of assets held for sale			—	102
Increase (decrease) to provisions			41	(7,629)
Income tax expense (benefit)			12,633	(85,387)
Others			—	4,085
Changes in operating assets and liabilities	31		79,332	42,067
Interest received			28,644	18,750
Dividends received			971,138	574,343
Income taxes paid			57,582	215,193

Net cash provided by operating activities		~~W~~	1,051,205	818,021

(continued)

7

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the six-month periods ended June 30, 2024 and 2023 (Unaudited)

		For the six-month period ended
(in millions of Won)	Notes	June 30, 2024 (unaudited)		June 30, 2023 (unaudited)
Cash flows from investing activities
Decrease in deposits		~~W~~	1,550,000	—
Proceeds from disposal of short-term financial instruments			2,720,749	4,265,021
Collection of long-term loans			—	2,000
Proceeds from disposal of equity securities			194,230	—
Proceeds from disposal of other securities			2,431	—
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			1,758	30,055
Proceeds from disposal of intangible asstes			1,578	—
Increase in deposits			(1,950,000)	(1,090,000)
Acquisition of short-term financial instruments			(2,003,699)	(4,142,464)
Acquisition of long-term financial instruments			—	(2)
Increase in long-term loans			(106)	—
Acquisition of other securities			(11,245)	(8,983)
Acquisition of investment in subsidiaries, associates and joint ventures			(544,836)	(431,245)
Acquisition of investment properties			(1,200)	(54,783)
Acquisition of property, plant and equipment			(120,823)	(6,463)
Acquisition of intangible asstes			(1,753)	(1,542)
Payment of short-term lease security deposits			(445)	—
Net cash used in investing activities		~~W~~	(163,361)	(1,438,406)

Cash flows from financing activities
Increase in long-term financial liabilities			3,148	3,781
Payment of cash dividends			(379,767)	(341,584)

Net cash used in financing activities		~~W~~	(376,619)	(337,803)

Effect of exchange rate fluctuation on cash held			27	—
Net increase (decrease) in cash and cash equivalents			511,252	(958,188)
Cash and cash equivalents at beginning of the period			376,914	1,415,201

Cash and cash equivalents at end of the period		~~W~~	888,166	457,013

The accompanying notes are an integral part of the interim condensed separate financial statements.

8

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

June 30, 2024 and 2023 (Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of June 30, 2024, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2023. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2023. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

2. Basis of preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2023 except for the matters mentioned below.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

2. Basis of preparation (cont’d)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2023.

(a)	Supplier Finance Arrangements – Amendments to KIFRS 1007 and KIFRS 1107

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Company’s interim condensed separate financial statements.

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

3. Summary of Material Accounting Policy information (cont’d)

(b)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Company’s interim condensed separate financial statements.

(c)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to paragraphs 69 to 76 of KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the Company’s interim condensed separate financial statements.

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Trade accounts and notes receivable	~~W~~	93,494	100,323
Unbilled receivables (contract assets)		67,505	138,009
Less: Allowance for doubtful accounts		—	—

	~~W~~	160,999	238,332

5. Other Receivables

Other receivables as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Other accounts receivable	~~W~~	15,413	51,530
Others(*1)		39,774	21,193
Less: Allowance for doubtful accounts(*1)		(4,204)	(3,902)

	~~W~~	50,983	68,821

Non-current
Long-term loans(*1)	~~W~~	234,096	217,349
Long-term other accounts receivable		11,565	6,945
Others		4	10
Less: Allowance for doubtful accounts(*1)		(234,096)	(217,349)

	~~W~~	11,569	6,955

(*1)

The Company recognized an allowance for doubtful accounts for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables during the year ended December 31, 2023.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Deposit instruments	~~W~~	2,150,000	1,750,000
Short-term financial instruments		1,540,310	2,190,743

	~~W~~	3,690,310	3,940,743

Non-current
Equity securities	~~W~~	637,728	926,752
Other securities		218,134	204,320
Deposit instruments		2	2

	~~W~~	855,864	1,131,074

(b)	Equity securities as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024							December 31, 2023
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	461,460	(12,502)	461,460	462,775
KB Financial group Inc.	—	—		—	—	—	—	209,016
CSN Mineracao S.A.	102,186,675	1.86		206,265	133,924	(72,341)	133,924	212,617

				680,227	595,384	(84,843)	595,384	884,408

Non-marketable equity securities
PLANTEC Co,. Ltd	18,337,912	10.99		19,437	40,362	20,925	40,362	40,362
Intellectual Discovery Co., Ltd	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M MEDIA Co., Ltd	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	42,344	14,551	42,344	42,344

			~~W~~	708,020	637,728	(70,292)	637,728	926,752

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

7. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures of as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Subsidiaries	~~W~~	42,958,344	42,519,521
Associates		230,552	230,552
Joint ventures		2,693,833	2,571,297

	~~W~~	45,882,729	45,321,370

(b)	Details of subsidiaries and carrying amounts as of June 30, 2024 and December 31, 2023 are as follows:

			June 30, 2024			December 31, 2023
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,714,703	29,698,113
POSCO INTERNATIONAL Corporation	Korea	Trading and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,014,963	1,013,453
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO., LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,687	895,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.47		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium Hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co., Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO CNGR Nickel Solution(*1)	Korea	Nickel refining	60.00		49,380	—
Others (11 companies)					453,726	442,847

					37,235,359	37,157,000

[Foreign]
POSCO WA PTY LTD.	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,514	722,514
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD.	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,792	283,792
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,552	144,552
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	60.00		71,686	71,686
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.(*2)	Argentina	Mineral exploration, manufacturing and sales	100.00		1,510,551	1,150,087
Others (18 companies)					301,014	301,014

					5,722,985	5,362,521

				~~W~~	42,958,344	42,519,521

(*1)

During the six-month period ended June 30, 2024, the Company acquired 60% of shares of POSCO CNGR Nickel Solution Co., Ltd. at ~~W~~49,380 million and classified the acquired equity interests as investments in subsidiaries.

(*2)

During the six-month period ended June 30, 2024, the Company acquired ~~W~~360,464 million of additional investment in subsidiaries by participating in POSCO Argentina S.A.U.’s capital increase to invest in an Argentine brine lithium commercialization plant.

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

7. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(c)	Details of associates and carrying amounts as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)			June 30, 2024			December 31, 2023
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00	~~W~~	26,025	26,025
Others (5 companies)					12,111	12,111

					38,136	38,136
[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
ZHEJIANG HUAYOU-POSCO ESM CO., LTD(*1)	China	Precursors manufacturing and sales	8.29		22,423	22,423
Others (3 companies)					13,799	13,799

					192,416	192,416

				~~W~~	230,552	230,552

(*1)

As of June 30, 2024, the entities are classified as associates since the Company has significant influence over the investees although the Company’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)			June 30, 2024			December 31, 2023
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY(*2)	Indonesia	Nickel Smelting	49.00		413,555	293,361
Hydrogen Duqm LLC(*3)	Oman	Green Hydrogen/Ammonia product business development	44.80		2,342	—
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
SNNC	Korea	STS material manufacturing and sales	49.00		100,631	100,631

				~~W~~	2,693,833	2,571,297

(*1)	As of June 30, 2024 and December 31, 2023, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

During the six-month period ended June 30, 2024, the Company acquired ~~W~~120,194 million of additional investment in joint ventures by participating in PT NICOLE METAL INDUSTRY ‘s capital increase to invest in a nickel dry smelting plant in Indonesia.

(*3)	During the six-month period ended June 30, 2024, the Company acquired 44.8% of shares in Hydrogen Duqm LLC, for ~~W~~2,342 million and classified them as an investment in joint ventures.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

8. Investment Property

Changes in the carrying amount of investment property for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Acquisition	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	193,446	1,200	—	50	194,696
Buildings		101,229	—	(3,624)	78	97,683
Structures		15,225	—	(412)	8	14,821

	~~W~~	309,900	1,200	(4,036)	136	307,200

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisition	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	131,069	54,891	—	7,486	193,446
Buildings		83,528	—	(7,078)	24,779	101,229
Structures		6,102	—	(610)	9,733	15,225

	~~W~~	220,699	54,891	(7,688)	41,998	309,900

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Property, Plant and Equipment

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	50,197	4	—	(50)	50,151
Buildings		29,539	37	(951)	(78)	28,547
Structures		7,748	1	(201)	(8)	7,540
Machinery and equipment		27,549	276	(1,027)	—	26,798
Vehicles		63	—	(11)	—	52
Furniture and fixtures		13,485	129	(586)	—	13,028
Construction-in-progress		69,206	119,006	—	—	188,212

	~~W~~	197,787	119,453	(2,776)	(136)	314,328

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	51,310	8,079	—	—	(1,706)	(7,486)	50,197
Buildings		39,277	12,659	(186)	(1,399)	—	(20,812)	29,539
Structures		6,036	1,107	(700)	(201)	—	1,506	7,748
Machinery and equipment		10,504	18,637	—	(1,061)	(531)	—	27,549
Vehicles		11	62	—	(10)	—	—	63
Furniture and fixtures		12,573	1,303	—	(951)	—	560	13,485
Construction-in-progress		25,295	69,693	—	—	(8,420)	(17,362)	69,206

	~~W~~	145,006	111,540	(886)	(3,622)	(10,657)	(43,594)	197,787

(*1)

During the year ended December 31, 2023, the Company estimated the recoverable amount based on the net fair value of land adjacent to the magnesium smelting plant located in Gangneung city where operation and development has been discontinued. The Company recognized an impairment loss since recoverable amounts are less than their carrying amounts.

(*2)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred from investment properties.

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

9. Property, Plant and Equipment (cont’d)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of June 30, 2024 and December 31, 2023, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Expenses related to short-term leases	~~W~~	2,200	47	4,386	105
Expenses related to leases of low-value assets		1,159	673	2,608	1,147

	~~W~~	3,359	720	6,994	1,252

10. Intangible Assets

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

(a)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	576	—	—	(82)	209	703
Membership(*1)		11,618	—	(1,524)	—	—	10,094
Development expense		2,905	—	—	(650)	1,711	3,966
Construction-in-progress		3,565	1,175	(198)	—	(1,920)	2,622
Other intangible assets		677	—	—	(116)	—	561

	~~W~~	19,341	1,175	(1,722)	(848)	—	17,946

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to other intangible assets, assets transferred from property, plant and equipment and others.

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

10. Intangible Assets (cont’d)

(b)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	504	—	(151)	223	576
Membership(*1)		11,618	—	—	—	11,618
Development expense		1,400	—	(865)	2,370	2,905
Construction-in-progress		1,476	4,740	—	(2,651)	3,565
Other intangible assets		904	4	(231)	—	677

	~~W~~	15,902	4,744	(1,247)	(58)	19,341

(*1)	Estimated useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

11. Other Assets

Other assets as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Advance payments	~~W~~	101	208
Prepaid expenses		4,399	865

		4,500	1,073

Non-current
Long-term advance payments		7,379	1,843
Long-term prepaid expenses		618	21
Others		8	8

	~~W~~	8,005	1,872

12. Borrowings

(a)	Borrowings as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Exchangeable bonds	~~W~~	1,587,018	1,756,691
Non-current
Long-term borrowings	~~W~~	1,418	1,316

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

12. Borrowings (cont’d)

(b)	Current portions of debentures as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2024	December 31, 2023
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—	1,587,018	1,756,691

(*1)

The issuance conditions of the exchangeable bonds issued by the Company are as follows. As of December 31, 2023, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	443,680(*)

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*)	The exchange price has changed due to cash dividends paid during the six-month period ended June 30, 2024.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(c)	Long-term borrowings and others excluding current portion as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2024		December 31, 2023
Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,418	1,316

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

13. Other Payables

Other payables as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Accounts payable	~~W~~	25,412	25,971
Accrued expenses		26,256	10,681
Dividend payable		2,701	3,087

	~~W~~	54,369	39,739

Non-current
Long-term withholdings	~~W~~	33,110	29,962
Less: Present value discount		(2,909)	(3,158)

	~~W~~	30,201	26,804

14. Other Financial Liabilities

Other financial liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Financial guarantee liabilities	~~W~~	2,509	1,571
Non-current
Financial guarantee liabilities	~~W~~	10,491	6,968

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

15. Provisions

(a)	Provisions as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024			December 31, 2023
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	3,589	—	6,055	—
Provision for restoration(*2)		8,022	3,391	8,928	2,634

	~~W~~	11,611	3,391	14,983	2,634

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2024. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.55% to assess present value of these costs.

(b)	Changes in provisions for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	4,462	(6,928)	3,589
Provision for restoration		11,562	41	(190)	11,413

	~~W~~	17,617	4,503	(7,118)	15,002

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	10,154	—	(9,766)	6,055
Provision for restoration		15,865	853	—	(5,156)	11,562
Others		34,724	—	(8,158)	(26,566)	—

	~~W~~	56,256	11,007	(8,158)	(41,488)	17,617

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

16. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	20	14	63	84

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Present value of funded obligations	~~W~~	35,368	44,276
Fair value of plan assets		(38,428)	(39,993)

Net defined benefit liabilities(assets)	~~W~~	(3,060)	4,283

2)	The amounts recognized in the statements of comprehensive income for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Current service costs	~~W~~	1,933	1,371	3,726	4,016
Net interest costs		(85)	(104)	(170)	(209)

	~~W~~	1,848	1,267	3,556	3,807

17. Other Liabilities

Other liabilities as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Current
Advances received	~~W~~	879	5
Withholdings		2,964	3,938
Unearned revenue		2,157	2,743

	~~W~~	6,000	6,686

Non-current
Unearned revenue	~~W~~	2,909	3,158

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

18. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2024 and December 31, 2023 are as follows:

①	June 30, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	1,540,310	—	1,540,310	—	1,540,310
Other securities		218,134	—	—	218,134	218,134
Fair value through other comprehensive income
Equity securities		637,728	595,384	—	42,344	637,728
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		888,166	—	—	—	—
Trade accounts and notes receivable		93,494	—	—	—	—
Other receivables		61,572	—	—	—	—
Deposit instruments		2,150,002	—	—	—	—

	~~W~~	5,589,406	595,384	1,540,310	260,478	2,396,172

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,587,018	1,587,018	—	—	1,587,018
Financial liabilities measured at amortized cost(*1)
Borrowings		1,418	—	1,418	—	1,418
Financial guarantee liabilities		13,000	—	—	—	—
Others		58,433	—	—	—	—

	~~W~~	1,659,869	1,587,018	1,418	—	1,588,436

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

②	December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,190,743	—	2,190,743	—	2,190,743
Other securities		204,320	—	—	204,320	204,320
Fair value through other comprehensive income
Equity securities		926,752	884,408	—	42,344	926,752
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		376,914	—	—	—	—
Trade accounts and notes receivable		100,323	—	—	—	—
Other receivables		64,393	—	—	—	—
Deposit instruments		1,750,002	—	—	—	—

	~~W~~	5,613,447	884,408	2,190,743	246,664	3,321,815

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,756,691	1,756,691	—	—	1,756,691
Financial liabilities measured at amortized cost(*1)
Borrowings		1,316	—	1,316	—	1,316
Financial guarantee liabilities		8,539	—	—	—	—
Others		62,252	—	—	—	—

	~~W~~	1,828,798	1,756,691	1,316	—	1,758,007

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

18. Financial Instruments (cont’d)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2024. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	69,460	—	—
	ING	USD	55,000,000	76,406	—	—
	Mizuho	USD	50,000,000	69,460	—	—
	Shinhan	USD	50,000,000	69,460	—	—
POSCO Argentina S.A.U.	BNP	USD	110,000,000	152,812	34,439,135	47,843
	CITI	USD	187,975,000	261,135	107,250,872	148,993
	Credit Agricole	USD	187,975,000	261,135	107,250,872	148,993
	HSBC	USD	187,975,000	261,135	107,250,872	148,993
	JPM	USD	187,975,000	261,135	107,250,872	148,993
	BANK OF AMERICA	USD	51,000,000	70,849	8,932,635	12,409
	KEXIM	USD	167,000,000	231,996	29,250,000	40,634
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	68,405	46,000,000	68,405

		USD	1,284,900,000	1,784,983	501,625,258	696,858
		EUR	46,000,000	68,405	46,000,000	68,405

3)	Finance income and costs by category of financial instrument for each of the six-month periods ended June 30, 2024 and 2023 are as follows:

①	For the six-month period ended June 30, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	4,990	21,771	43,472	—	70,233	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(66,576)
Financial assets measured at amortized cost		46,502	3,020	—	—	—	49,522	—
Financial liabilities at fair value through profit or loss		—	(64,545)	—	234,218	—	169,673	—
Financial liabilities measured at amortized cost		(582)	(784)	—	—	981	(385)	—

	~~W~~	45,920	(57,319)	13,552	277,690	981	280,824	(66,576)

②	For the six-month period ended June 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	2,275	33,160	114,862	—	150,297	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	79,066
Financial assets measured at amortized cost		33,632	15,326	—	—	—	48,958	—
Financial liabilities at fair value through profit or loss		—	(82,455)	—	(120,304)	—	(202,759)	—
Financial liabilities measured at amortized cost		—	(334)	—	—	3,151	2,817	—

	~~W~~	33,632	(65,188)	33,160	(5,442)	3,151	(687)	79,066

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

19. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2024 and December 31, 2023 is as follows:

(in Won, except share information)	June 30, 2024		December 31, 2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2024, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 20,328,560 and such ADRs are equivalent to 5,082,140 shares of common stock.
(*2)	As of June 30, 2024, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury shares.

(b)	Capital surplus as of June 30, 2024 and December 31, 2023 is as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	18,898

	~~W~~	1,367,990	1,370,557

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

20. Accumulated Other Comprehensive Income (loss)

Accumulated other comprehensive income as of June 30, 2024 and December 31, 2023 is as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Changes in fair value of equity investments at fair value through other comprehensive income (loss)	~~W~~	(54,054)	30,678

21. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

(shares, in millions of Won)	June 30, 2024			December 31, 2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Disposal of treasury shares	—		—	(27,030)		(2,650)

Ending	8,695,023	~~W~~	1,889,658	8,695,023	~~W~~	1,889,658

22. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2024		2023	2024	2023
Types of revenue
Dividend income	~~W~~	114,688	168,850	964,715	689,024
Others		45,173	62,990	93,883	105,803

	~~W~~	159,861	231,840	1,058,598	794,827

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	114,690	169,084	964,719	689,031
Revenue recognized over time		45,171	62,756	93,879	105,796

	~~W~~	159,861	231,840	1,058,598	794,827

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

22. Operating Revenue (cont’d)

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2024 and December 31, 2023 are as follows:

(in millions of Won)	June 30, 2024		December 31, 2023
Receivables
Account receivables	~~W~~	93,494	100,323
Contract assets
Account receivables		67,505	138,009
Contract liabilities
Advance received		879	5
Unearned income		5,066	5,901

23. Operating Expenses

Operating expenses for each of the three-month and the six-month periods ended June 30, 2024 and 2023 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2024		2023	2024	2023
Wages and salaries	~~W~~	16,253	17,751	32,582	35,470
Expenses related to post-employment benefits		1,685	1,327	3,626	4,452
Other employee benefits		4,454	2,803	9,494	5,802
Travel		1,318	1,266	2,667	2,274
Taxes and public dues		12,462	13,172	12,879	13,306
Depreciation		2,802	2,529	5,608	5,073
Amortization		427	297	804	583
Rental		1,268	720	2,644	1,252
Repairs		161	94	370	221
Advertising		5,122	5,982	10,194	10,653
Research & development		37,606	19,857	70,137	42,386
Service fees		15,848	17,934	31,026	29,362
Supplies		70	123	278	172
Vehicles maintenance		747	684	1,475	1,209
Industry association fee		1,638	486	1,737	1,492
Training		656	289	835	353
Others		1,330	704	3,153	1,055

	~~W~~	103,847	86,018	189,509	155,115

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

24. Finance Income and Costs

Details of finance income and costs for each of the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2024		2023	2024	2023
Finance income
Interest income	~~W~~	26,046	17,463	46,502	33,632
Gain on foreign currency transactions		1,882	2,461	3,063	5,572
Gain on foreign currency translations		9,455	1,953	15,697	14,410
Gain on disposal of financial assets at fair value through profit or loss		10,768	5,808	21,771	33,321
Gain on valuation of financial assets at fair value through profit or loss		17,407	14,636	43,472	114,862
Gain on valuation of financial liabilities at fair value through profit or loss		90,217	—	234,218	—
Others		508	1,748	985	3,400

	~~W~~	156,283	44,069	365,708	205,197

Finance costs
Loss on foreign currency transactions	~~W~~	501	516	698	2,218
Loss on foreign currency translations		42,510	8,208	75,381	82,952
Loss on valuation of financial liabilities at fair value through profit or loss		—	47,672	—	120,304
Loss on disposal of equity securities		—	161	8,219	161
Others		293	94	586	248

	~~W~~	43,304	56,651	84,884	205,883

25. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2024		2023	2024	2023
Other non-operating income
Reversal of other provisions	~~W~~	—	—	54	8,158
Others		1,397	805	1,513	913

	~~W~~	1,397	805	1,567	9,071

Other non-operating expenses
Impairment loss on other accounts receivables	~~W~~	—	—	106	—
Loss on disposals of assets held for sale		—	—	—	102
Increase of other provisions		95	105	95	529
Others		4,489	429	5,069	807

	~~W~~	4,584	534	5,270	1,438

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

26. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2024 and 2023 are as follows (excluding finance costs and income tax expenses):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2024		2023	2024	2023
Employee benefits expenses	~~W~~	25,683	21,061	53,516	43,870
Depreciation(*1)		3,407	2,720	6,813	5,455
Amortization		449	297	848	583
Service fees		16,154	17,982	31,814	29,472
Rental		3,492	846	7,459	1,475
Advertising		5,122	5,982	10,194	10,653
Research & development		25,945	17,405	45,070	37,810
Other expenses		28,156	20,997	39,065	29,388

	~~W~~ 108,408		87,290	194,779	158,706

(*1)	Includes depreciation of investment property.

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

27. Income Taxes

The effective tax rates of the Company for each of the six-month periods ended June 30, 2024 and 2023 are 1.10% and 0%, respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act-based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

(b)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, and will be effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the six-month period ended June 30, 2024 as the Company is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. As a result of the Company’s assessment on the Pillar Two income taxes, the Company did not recognize any income tax expense for the six-month period ended June 30, 2024 as the impact of the global minimum top-up tax on the interim condensed separate financial statements as of June 30, 2024 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes, and accordingly, the Company did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

28. Earnings per Share

(a)	Basic earnings per share for each of the three-month and six-month periods ended June 30, 2024 and 2023 are as follows:

(in Won, except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2024		2023	2024	2023
Profit for the period	~~W~~	192,238,563,525	180,304,455,340	1,133,577,584,946	732,045,744,824
Weighted-average number of common shares outstanding(*1)		75,876,207	75,876,207	75,876,207	75,862,767
Basic earnings per share	~~W~~	2,534	2,376	14,940	9,650

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2024	2023	2024	2023
Total number of common shares issued	84,571,230	84,571,230	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,695,023)	(8,695,023)	(8,695,023)	(8,708,463)

Weighted-average number of common shares outstanding	75,876,207	75,876,207	75,876,207	75,862,767

(b)

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of June 30, 2024. Considering the anti-dilution effect as of June 30, 2023, the Company did not calculate diluted earnings per share. Diluted earnings per share for the three-month and six-month periods ended June 30, 2024 are calculated as follows:

(in Won, except share information)	For the three-month period ended June 30, 2024		For the six-month period ended June 30, 2024
Profit for the period	~~W~~	192,238,563,525	1,133,577,584,946
Gain or loss from revaluation of and exchange rate on exchangeable bonds		(42,639,885,285)	(130,478,878,909)
Diluted profit for the period		149,598,678,240	1,003,098,706,037
Adjusted weighted-average number of common shares outstanding(*1)		79,144,249	79,133,915
Diluted earnings per share		1,890	12,676

(*1)	The weighted-average number of common shares outstanding used to calculate diluted earnings per share is as follows:

(shares)	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024
Weighted-average number of common shares outstanding	75,876,207	75,876,207
Weighted-average number of potential common shares	3,268,042	3,257,708

Adjusted weighted-average number of common shares	79,144,249	79,133,915

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

29. Related Party Transactions

(a)	Related parties of the Company as of June 30, 2024 are as follows:

Type	Company
Subsidiaries

[Domestic]
POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO., LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation, POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION, Shinan Green Energy Co., LTD., eSteel4U, QSONE Co., Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd, Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech, POSCO PS Tech, POSCO PH Solution, POSCO Humans Co., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., P&O Chemical Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., Songdo Development PMC (Project Management Company) LLC., NEH Co., Ltd., POSCO CNGR Nickel Solution, POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]
POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) StainlessSteel Co., Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., POSCO Maharashtra Steel Private Limited, PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]
POSCO MC MATERIALS, Samcheok Blue Power Co., Ltd., SNNC, Gale International Korea, LLC, Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co., Ltd., and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co., Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREALNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions with related companies for each of the six-month periods ended June 30, 2024 and 2023 are as follows:

1)	For the six-month period ended June 30, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	74,662	589,786	—	191	6,825
POSCO Eco & Challenge Co., Ltd.		5,158	11,037	—	259	150
POSCO STEELEON CO., Ltd		619	—	—	—	9
POSCO DX		655	9,940	—	610	6,537
POSCO Research Institute		—	—	—	30	4,232
eNtoB Corporation		—	—	—	42	3,786
POSCO FUTURE M CO., LTD.		4,995	11,565	—	—	9
POSCO INTERNATIONAL Corporation		2,977	124,396	—	—	43

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

29. Related Party Transactions (cont’d)

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Busan E&E Co,. Ltd.		—	2,472	—	—	—
POSCO America Corporation		—	—	—	—	3,094
Others		2,558	328	873	1	13,615

		91,624	749,524	873	1,133	38,300

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	8,041	—	—	—
Roy Hill Holdings Pty Ltd		—	175,030	—	—	—
Others		158	14,427	112	—	—

		158	197,498	112	—	—

	~~W~~	91,782	947,022	985	1,133	38,300

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2024, the Company provided payment guarantees to related parties (see Note 18).
2)	For the six-month period ended June 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends(*3)	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	79,246	325,043	—	—	7,275
POSCO Eco & Challenge Co., Ltd.		4,319	11,037	440	1,777	3,710
POSCO STEELEON CO., Ltd		934	—	—	—	43
POSCO DX		1,647	7,455	—	1,799	3,694
eNtoB Corporation		—	—	40	26	463
POSCO FUTURE M CO., LTD.		1,778	13,878	—	—	—
POSCO MOBILITY SOLUTION		510	—	55	—	—
POSCO INTERNATIONAL Corporation		5,153	77,616	—	—	32
POSCO Maharashtra Steel Private		692	—	266	—	—
POSCO ASSAN TST STEEL INDUSTRY		17	—	285	—	—
Others		5,853	6,021	3,355	857	18,303

		100,149	441,050	4,441	4,459	33,520

Associates and joint ventures(*2)
SNNC		563	—	55	—	—
Roy Hill Holdings Pty Ltd		—	136,939	—	—	—
Others		172	43,672	3,813	—	90

		735	180,611	3,868	—	90

	~~W~~	100,884	621,661	8,309	4,459	33,610

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2023, the Company provided payment guarantees to related parties (see Note 18).
(*3)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~14,898 million, is excluded.

(c)	The balances of receivables and payables arising from significant transactions with related parties as of June 30, 2024 and December 31, 2023 are as follows:

1)	June 30, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	52,211	701	52,912	3,182	35,764	38,946
POSCO Eco & Challenge Co., Ltd.		4,807	—	4,807	—	172	172
POSCO STEELEON CO., Ltd		561	—	561	—	—	—
POSCO DX		743	—	743	1,046	312	1,358
POSCO FUTURE M CO., LTD.		13,235	—	13,235	—	—	—
POSCO Mobility Solution Corporation		490	—	490	—	3	3
POSCO INTERNATIONAL Corporation		3,142	—	3,142	—	276	276
POSCO Argentina S.A.U		—	20,298	20,298	—	—	—
Others		1,800	71	1,871	1,693	140	1,833

		76,989	21,070	98,059	5,921	36,667	42,588

35

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

29. Related Party Transactions (cont’d)

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Associates and joint ventures
SNNC		134	—	134	—	—	—
Roy Hill Holdings Pty Ltd		83,192	—	83,192	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	235,843	235,843	—	—	—
Others		95	359	454	—	—	—

		83,421	236,202	319,623	—	—	—

	~~W~~	160,410	257,272	417,682	5,921	36,667	42,588

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized an allowance for doubtful accounts for all of these other receivables.

2)	December 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	110,913	19,666	130,579	3,937	32,901	36,838
POSCO Eco & Challenge Co., Ltd.		9,262	1,714	10,976	—	170	170
POSCO STEELEON CO., Ltd		1,063	—	1,063	—	—	—
POSCO DX		1,574	—	1,574	1,434	423	1,857
eNtoB Corporation		—	—	—	1,391	3	1,394
POSCO FUTURE M CO., LTD		14,299	463	14,762	—	31	31
POSCO Mobility Solution Corporation		981	—	981	—	—	—
POSCO INTERNATIONAL Corporation		6,449	25	6,474	—	163	163
PT. KRAKATAU POSCO		—	3,582	3,582	—	—	—
Others		3,345	11,152	14,497	9,022	151	9,173

		147,886	36,602	184,488	15,784	33,842	49,626

Associates and joint ventures
SNNC		334	—	334	—	—	—
Roy Hill Holdings Pty Ltd		88,008	—	88,008	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		195	560	755	—	—	—

		88,537	219,460	307,997	—	—	—

	~~W~~	236,423	256,062	492,485	15,784	33,842	49,626

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. During the year ended December 31, 2023, the Company provided additional loan of ~~W~~6,448 million to FQM Australia Holdings Pty Ltd. Meanwhile, the Company has recognized an allowances for doubtful accounts for all of these other receivables during the year ended December 31, 2023.

36

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

(d)	For each of the six-month periods ended June 30, 2024 and 2023, details of compensation to key management officers are as follows:

(in millions of Won)	June 30, 2024		June 30, 2023
Short-term benefits	~~W~~	12,572	17,233
Retirement benefits		1,776	3,520

	~~W~~	14,348	20,753

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

30. Commitments and Contingencies

(a)	Commitments

1)

As of June 30, 2024, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

2)	The Company has deposited 3,247,373 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2024.

(b)	As of June 30, 2024, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 3 lawsuits for contract payment amounting to ~~W~~500 million as defendant as of June 30, 2024. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of June 30, 2024.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

37

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2024 and 2023 (Unaudited)

31. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the six-month periods ended June 30, 2024 and 2023 are as follows:

(in millions of Won)	June 30, 2024		June 30, 2023
Trade accounts and notes receivable	~~W~~	70,822	28,529
Other accounts receivable		16,365	11,453
Prepaid expenses		(4,131)	(1,204)
Other current assets		(234)	(1,208)
Short-term guarantee deposits		—	(66)
Other non-current assets		(5,369)	—
Other accounts payable		1,383	1,200
Accrued expenses		15,574	13,234
Advances received		873	(318)
Withholdings		(973)	(607)
Unearned revenue		(1,167)	90
Other current liabilities		(2,656)	(3,509)
Payments of severance benefits		(13,285)	(7,631)
Plan assets		2,130	2,104

	~~W~~	79,332	42,067

32. Events After the Reporting Period

(a)

Pursuant to the resolution of the Board of Directors on July 12, 2024, the Company decided to retire treasury shares for 1,691,425 common shares held as of July 12, 2024 and to newly purchase and retire 255,428 common shares, and retired treasury shares on July 31 and August 6, 2024, respectively.

(b)	Pursuant to the resolution of the Board of Directors on August 9, 2024, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

38